Filed Pursuant to General Instruction II.L. of Form F-10

File Nos. 333-292304-04 and 333-292304

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates dated December 19, 2025, as amended or supplemented, and each document incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated December 19, 2025)

New Issue	September 21, 2026

BROOKFIELD FINANCE INC.

US$600,000,000 5.650% Notes due September 23, 2031

Fully and unconditionally guaranteed by Brookfield Corporation

Brookfield Finance Inc. (“BFI”) is offering US$600,000,000 aggregate principal amount of 5.650% notes due September 23, 2031 (the “notes”). BFI will pay interest on the notes each March 23 and September 23. BFI will make the first interest payment on the notes on March 23, 2027. Unless BFI redeems the notes earlier, the notes will mature on September 23, 2031. BFI may redeem some or all of the notes at any time at the applicable Redemption Price (as defined herein). BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). BFI may also redeem all of the notes at any time in the event that certain changes affecting Canadian income taxation occur. The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation (the “Company” and collectively with its direct and indirect subsidiaries, including BFI, “Brookfield”).

The notes are a new series of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8.

	Per Note	Total
Public Offering Price(1)	99.966%	US$	599,796,000
Underwriting Fees	0.600%	US$	3,600,000
Proceeds to BFI (before expenses)	99.366%	US$	596,196,000

(1)       The effective yield of the notes, if held to September 23, 2031, will be 5.658%.

Interest on the notes will accrue from September 23, 2026. The offering price of the notes will be payable in U.S. dollars.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of the Company incorporated herein have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), and thus may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the risk factors and tax discussion beginning on pages S-8 and S-24, respectively.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that BFI and the Company are incorporated under the laws of the Province of Ontario, that some or all of BFI’s and the Company’s officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that such persons and all or a substantial portion of BFI’s and the Company’s assets may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Deutsche Bank Securities Inc., BofA Securities, Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Brookfield Securities LLC, Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Desjardins Securities Inc., Itau BBA USA Securities, Inc., National Bank of Canada Financial Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and SMBC Nikko Securities America, Inc. (the “underwriters”), as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by BFI and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting (Conflicts of Interest)”. This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc., and MUFG Securities (Canada), Ltd., a broker-dealer affiliate of MUFG Securities Americas Inc. Deutsche Bank Securities Inc., BofA Securities, Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Brookfield Securities LLC, Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Desjardins Securities Inc., Itau BBA USA Securities, Inc., National Bank of Canada Financial Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and SMBC Nikko Securities America, Inc., whom we refer to in this prospectus supplement as underwriters, will not offer the notes offered hereby in Canada. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See “Underwriting (Conflicts of Interest)”.

Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about September 23, 2026.

BFI’s head and registered office is located at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Joint Book-Running Managers

Deutsche Bank Securities	BofA Securities	Mizuho	MUFG

Co-Managers

Brookfield Capital Solutions

Bradesco BBI	BNP PARIBAS	Credit Agricole CIB	Desjardins Capital Markets	Itaú BBA

National Bank of Canada Capital Markets	Natixis	Santander	SOCIETE GENERALE	SMBC Nikko

Table of Contents

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (this “prospectus supplement”), together with the accompanying base shelf prospectus dated December 19, 2025 (the “base shelf prospectus”). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the notes.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying base shelf prospectus, gives more general information, some of which may not apply to the notes. Generally, the term “Prospectus” refers to both parts combined.

As used in this prospectus supplement, unless the context otherwise indicates, references to the “Company” refer to Brookfield Corporation and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries, including BFI.

If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the notes offered hereunder.

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the financial year ended December 31, 2025, dated March 17, 2026 (the “AIF”), filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2025, dated March 17, 2026 (the “Annual Report on Form 40-F”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2025 and 2024, together with the accompanying report of independent registered public accounting firm thereon, filed as pages 140 to 233 of Exhibit 99.2 to the Annual Report on Form 40-F;

(c)	the management’s discussion and analysis of the Company for the fiscal years ended December 31, 2025 and 2024 (the “MD&A”), filed as pages 1 to 139 of Exhibit 99.2 to the Annual Report on Form 40-F;

(d)	the Company’s unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2026 and 2025 (the “Interim Financial Statements”), filed as pages 65 to 94 of Exhibit 99.1 to the Company’s Form 6-K dated August 14, 2026;

(e)	the management’s discussion and analysis of the Company for the three and six month periods ended June 30, 2026 and 2025 (the “Interim MD&A”), filed as pages 10 to 64 of Exhibit 99.1 to the Company’s Form 6-K dated August 14, 2026;

(f)	the Company’s management information circular dated June 5, 2026 (the “Management Information Circular”), filed as Exhibit 99.3 to the Company’s Form 6-K dated June 5, 2026;

(g)	the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the preliminary term sheet for the notes dated September 21, 2026, filed on SEDAR+ on September 21, 2026 and filed with the SEC as Exhibit 99.1 to the Form 6-K filed by the Company on September 21, 2026 in connection with the issuance of the notes (the “Preliminary Term Sheet”); and

(h)	the template version of the final term sheet for the notes dated September 21, 2026, filed on SEDAR+ on September 21, 2026 and filed by the Company with the SEC as Exhibit 99.1 to a Form 6-K on September 22, 2026 in connection with the issuance of the notes (the “Final Term Sheet” and, together with the Preliminary Term Sheet, the “Marketing Materials”).

The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

All of the Company’s documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus (as defined in NI 41-101), and any “template version” of “marketing materials” (each as defined in NI 41-101), which are required to be filed by the Company or BFI with the securities regulatory authorities in Canada, and filed with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.

We will provide to each person to whom this Prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon written or oral request, without charge, at the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of United States securities laws, including the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements referring to future results, performance, achievements, prospects or opportunities of Brookfield or the Canadian, U.S. or international markets, the impact of current market or economic conditions on Brookfield’s businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of Brookfield’s capital, Brookfield’s liquidity and ability to access and raise capital, Brookfield’s fundraising targets, Brookfield’s target growth objectives, Brookfield’s target carried interest, all statements relating to the proposed combination of the Company and BWS and statements relating to the eligibility for inclusion in major U.S. and global equity indices.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, infrastructure, energy, private equity, real estate and corporate activities; and (xxv) other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks” and the MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS Accounting Standards. We disclose a number of financial measures in this Prospectus and the documents incorporated by reference herein that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS Accounting Standards and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included on pages 133 to 139 of the MD&A and on pages 59, 61 and 62 of the Interim MD&A, each incorporated by reference herein and available electronically under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Presentation of Financial Information

The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The Company presents its financial statements in accordance with IFRS Accounting Standards.

Exchange Rate Data

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars:

	Year Ended December 31,	Six Months Ended June 30,
	2025	2026
Low	0.6848	0.7025
High	0.7376	0.7399
Period End	0.7296	0.7037
Average	0.7157	0.7258

On September 21, 2026, the buying rate (as reported by the Bank of Canada) was Cdn$1.00 = US$0.7132.

Summary

The Company

The Company is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. The Company’s Class A Limited Voting Shares (the “Class A Shares”) are listed on each of the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN”.

Earlier this year, the Company announced a reorganization designed to simplify its corporate structure (the “corporate simplification”) by combining the businesses of the Company and BWS under a single publicly traded company, Brookfield Corporation Ltd. (“New BN”), as more particularly described in the Management Information Circular incorporated by reference herein.

Upon completion of the corporate simplification, New BN is expected to enter into one or more supplemental indentures or other agreements with the applicable trustees or agents under the indentures governing the Company’s debt securities outstanding on such date (including debt securities issued by subsidiaries of the Company and that are outstanding on such date and that are guaranteed by the Company) providing for the full and unconditional guarantee by New BN of all principal, interest, premium, fees and other amounts owing under such debt securities (including the notes offered hereby).

The completion of the corporate simplification is subject to a number of conditions precedent, some of which are outside of our control. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived or that the corporate simplification will be completed as currently contemplated or at all. See the Company's Management Information Circular incorporated by reference herein for further information.

Brookfield Finance Inc.

BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect wholly owned subsidiary of the Company. As of the date hereof, BFI has issued or become an obligor under approximately US$9.85 billion of unsecured senior debt securities (the “existing BFI senior notes”). Each series of existing BFI senior notes constitutes unsecured, unsubordinated senior obligations of BFI, fully and unconditionally guaranteed by the Company, and accordingly, will rank equally with the notes offered hereby and the guarantee of the Company thereof, respectively.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus.

Issuer	Brookfield Finance Inc.
Guarantor	Brookfield Corporation
Guarantee	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation
Securities Offered	US$600,000,000 principal amount of 5.650% notes due September 23, 2031.
Format	SEC registered.
Issue and Delivery Date	September 23, 2026.
Maturity Date	September 23, 2031.
Interest Rate	5.650% per annum.
Yield	The effective yield of the notes will be 5.658% per annum if held to maturity.
Interest Payment Dates	March 23 and September 23 of each year, beginning on March 23, 2027.
CUSIP/ISIN	11271LAR3 / US11271LAR33
Rank	The notes will rank equally with the existing BFI senior notes and any future unsecured, unsubordinated senior obligations of BFI. BFI has not issued or become an obligor under any unsecured senior debt securities since its inception except for the existing BFI senior notes. The notes will be fully and unconditionally guaranteed by the Company and such guarantee will rank equally with the Company’s other unsecured, unsubordinated senior obligations (including the existing BFI senior notes) and will effectively be subordinated to all existing and future liabilities of the Company’s subsidiaries (other than BFI, to the extent of any of its indebtedness that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby).
Redemption	The notes are redeemable, at any time at BFI’s option, at the redemption prices set forth under the heading “Description of the Notes — Redemption and Repurchase”. The notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes — Redemption for Changes in Canadian Withholding Taxes”.
Further Issues	BFI may from time to time, without the consent of the holders of the notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original notes.
Use of Proceeds	The net proceeds from the sale of the notes will be used for general corporate purposes.
Form and Denominations	The notes will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of US$2,000 and subsequent multiples of US$1,000. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base shelf prospectus, notes in definitive form will not be issued.
Change of Control	BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Description of the Notes — Change of Control”.

Certain Covenants	The Indenture (as defined herein) governing the notes contains covenants that, among other things, restrict the ability of the Company and/or BFI to:
• create certain liens; and
• consolidate, merge with a third party or transfer all or substantially all of its assets.
These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities” in the accompanying base shelf prospectus and “Description of the Notes” in this prospectus supplement.
Conflicts of Interest	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BFI and, therefore, has a conflict of interest under FINRA Rule 5121 (as defined herein). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest) — Conflicts of Interest”.
Listing	The notes will not be listed on any securities exchange.
Risk Factors	Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this Prospectus and the documents incorporated by reference in this Prospectus before investing in the notes.
Governing Law	New York

Risk Factors

An investment in the notes is subject to a number of risks. Before deciding whether to invest in the notes, investors should consider carefully the risks set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A, the section entitled “Business Environment and Risks” in the AIF and the section entitled “Risk Factors” in the Management Information Circular, each of which is incorporated by reference in this prospectus supplement.

The notes are unsecured and will rank equally in right of payment to BFI’s existing and future unsecured, unsubordinated senior indebtedness, and will be effectively subordinated to any of BFI’s future secured indebtedness.

The notes will not be secured by any assets of the Company or BFI. Therefore, holders of secured indebtedness of the Company or BFI would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the notes and would have a claim that ranks equal with the claim of holders of notes to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

The notes will rank equally in right of payment to the existing BFI senior notes and any of BFI’s future unsecured, unsubordinated senior indebtedness. BFI issued or became an obligor under (as the case may be) the existing BFI senior notes, which are in an aggregate principal amount of approximately US$9.85 billion and such indebtedness will rank equally to the notes offered hereby. In addition, the notes will be effectively subordinated in right of payment to any of BFI’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. BFI will not be restricted in its ability to make investments or incur debt.

The Guarantee Obligations (as defined herein) are unsecured and effectively subordinated in right of payment to all of the Company’s existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. The Indenture for the notes does not restrict the Company’s or BFI’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the Company or BFI, their respective assets that serve as collateral for any secured indebtedness would be made available to satisfy their respective obligations to secured creditors before any payments are made on the notes or the Guarantee Obligations. See “Description of the Notes — General”.

BFI’s reliance on the Company.

BFI may not have assets, property or operations other than the debt securities it issues (including the existing BFI senior notes and the notes offered hereby) and the investments it makes with the net proceeds from such issuances of debt securities or future issuances of debt securities, including the notes offered hereby. BFI is not and will not be restricted in its ability to make investments or incur debt. The holders of the notes are relying principally on the full and unconditional guarantee of the notes provided by the Company and the financial position and creditworthiness of the Company in order to receive the repayment of the interest and other amounts owing under and in respect of the notes. The financial position and creditworthiness of the Company is subject to the risks noted in this Prospectus and in the documents incorporated by reference into this Prospectus.

The Guarantee Obligations are effectively subordinated to all liabilities of the Company’s subsidiaries other than BFI.

Pursuant to its Guarantee Obligations, the Company will provide a full and unconditional guarantee of the notes and all of BFI’s obligations under the Indenture; however, none of the Company’s subsidiaries has guaranteed or otherwise become obligated with respect to the notes, other than BFI. Accordingly, the Company’s ability to satisfy its Guarantee Obligations, including its right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization, and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

The Company’s reliance on its subsidiaries.

The Company conducts a significant amount of its operations through subsidiaries. Although the notes are senior obligations of the Company (pursuant to its Guarantee Obligations), they are effectively subordinated to all existing and future liabilities of BFI’s subsidiaries, and the Company’s guarantee of the notes is effectively subordinated to all existing and future liabilities of the Company’s subsidiaries (other than the senior obligations of BFI and the indebtedness of other subsidiaries that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby), including the Company’s operating companies. The Indenture does not restrict the ability of the Company’s subsidiaries (including BFI) to incur additional indebtedness. As the Company conducts a significant amount of its operations through subsidiaries, the Company’s ability to pay the indebtedness owing by it under or in respect of the guarantee of the notes is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

Foreign currency risks.

The notes are denominated in United States dollars. Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in the notes. The notes may not be an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Interest rate risks.

Prevailing interest rates may affect the market price or value of the notes. The market price or value of the notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The notes may be redeemed at any time at BFI’s option.

BFI may choose to redeem the notes from time to time, especially when prevailing interest rates are lower than the interest rate borne by the notes. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is greater than or equal to the interest rate on the notes being redeemed. BFI’s redemption right may also adversely impact a purchaser’s ability to sell notes as the optional redemption date or period approaches and/or may adversely impact the price at which notes can be sold.

Changes in our credit ratings may adversely affect the value of the notes.

Our long-term debt is subject to periodic review by independent credit rating agencies. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. Ratings of the notes are not recommendations to buy, sell or hold the notes. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, are likely to adversely affect the market value of the notes and could increase our corporate borrowing costs. In this circumstance, no person or entity is obliged to provide any additional support or credit enhancement with respect to the notes.

There is no existing trading market for the notes.

The notes will be a new issue of securities with no established trading market. The notes are not and will not be listed on any securities or stock exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this Prospectus. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to the optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

There can be no assurance that an active trading market will develop for the notes after the offering or, if developed, that such market will be sustained. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation.

The public offering price of the notes was determined by negotiation between BFI, the Company and the underwriters based on several factors and may bear no relationship to the prices at which the notes will trade in the public markets subsequent to the offering. See “Underwriting (Conflicts of Interest)”.

BFI may be unable to repurchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the notes, subject to certain conditions, BFI will be required to make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Change of Control” in this prospectus supplement. The source of funds for such a repurchase will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes tendered. In addition, the terms of certain of our other existing indebtedness, including the existing BFI senior notes, provide that certain change of control events will require us to make an offer to repurchase such outstanding indebtedness. Our future debt instruments may contain similar provisions. It is possible that we will not have sufficient funds at the time of any Change of Control Triggering Event to complete the required repurchase of the notes and, if applicable, our other indebtedness.

Use of Proceeds

The net proceeds from this offering, after deducting the underwriters’ fees and the estimated expenses of the offering of approximately US$650,000 will be approximately US$595,546,000. The net proceeds from the sale of the notes will be used for general corporate purposes.

Earnings Coverage Ratios of the Company

The Company’s borrowing cost requirements for the 12-month periods ended December 31, 2025 and June 30, 2026 amounted to US$7,264 million and US$7,054 million, respectively, after giving effect to (i) the issuance of the notes, without giving effect to the application of the net proceeds thereof, (ii) the issuance by Brookfield Finance II Inc. (“BFI II”) of C$500 million of 4.803% medium term notes due April 21, 2036, (iii) the re-opening issuance by BFI II of C$250 million principal amount of 5.399% medium term notes due December 11, 2055, (iv) the issuance by BFI II of C$350 million principal amount of 4.388% medium term notes due March 1, 2033, (v) the issuance by BFI II of C$650 million principal amount of 5.399% medium term notes due December 11, 2055, (vi) the redemption of C$850 million principal amount of 4.82% medium term notes of the Company due January 28, 2026, (vii) the issuance by BFI of US$650 million principal amount of 5.330% notes due January 15, 2036, (viii) the issuance by BFI of US$500 million principal amount of 5.813% notes due March 3, 2055, and (ix) repayment at maturity of US$500 million principal amount of 4.000% senior unsecured notes of the Company due January 15, 2025, as if each such event had occurred on January 1, 2025 (collectively, the “Adjustments”). Net income attributable to shareholders before borrowing costs and income taxes for the 12-month periods ended December 31, 2025 and June 30, 2026 was US$8,538 million and US$ 8,492 million, respectively, which is approximately 1.2 times and 1.2 times the Company’s borrowing cost requirements for the respective periods, after giving effect to the Adjustments.

The earnings coverage ratios set forth above were calculated based on financial information prepared in accordance with IFRS Accounting Standards.

Consolidated Capitalization of the Company

The following table sets forth the consolidated capitalization of the Company (i) as at June 30, 2026 and (ii) as at June 30, 2026 as adjusted to give effect to the issuance of the notes hereunder, without giving effect to the anticipated application of the net proceeds thereof. For further disclosures in respect of consolidated capitalization, please see the Interim Financial Statements and the Interim MD&A, each of which is incorporated by reference in this Prospectus.

	As at June 30, 2026
	Actual	As adjusted(1)
	(US$ amounts in millions)
Corporate borrowings	$14,711	$15,311
Non-recourse borrowings
Subsidiary borrowings	21,202	21,202
Property-specific borrowings	229,069	229,069
Accounts payable and other	54,488	54,488
Deferred income tax liabilities	26,260	26,260
Subsidiary equity obligations	3,931	3,931
Liabilities associated with assets classified as held for sale	9,218	9,218
Equity
Non-controlling interests	120,065	120,065
Preferred equity	4,088	4,088
Common equity	42,483	42,483
Total capitalization	$525,515	$526,115

(1) Canadian dollar adjustments have been converted into U.S. dollars at an exchange rate of Cdn$1.00 = US$0.7037.

Description of the Notes

The following description of the particular terms and provisions of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the Debt Securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities”, to which reference is hereby made. Certain defined terms used in this section are defined under the heading “— Certain Definitions”. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying base shelf prospectus or in the Indenture (as defined herein).

The notes will be issued as a separate series of debt securities under a fourteenth supplemental indenture to be dated as of the date of the issuance of the notes (the “Fourteenth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture” and, together with the Fourteenth Supplemental Indenture, the “Indenture”), between BFI, the Company, as guarantor, and Computershare Trust Company of Canada, as trustee (the “Trustee”). For a description of the rights attaching to different series of Debt Securities under the Indenture, see “Description of Debt Securities” in the accompanying base shelf prospectus. The Indenture is subject to the provisions of the Business Corporations Act (Ontario). The following statements relating to the notes and the Indenture are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying base shelf prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the notes and the Indenture, including the definition of certain terms therein. It is the Indenture, and not these statements, that govern the rights of holders of the notes.

General

The notes will be senior unsecured obligations of BFI and will initially be limited to US$600,000,000 aggregate principal amount, all of which will be issued under the Fourteenth Supplemental Indenture. The notes will mature on September 23, 2031. The notes will bear interest at the rate of 5.650% per annum from September 23, 2026, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on March 23 and September 23 of each year, commencing on March 23, 2027, to the Persons in whose name the notes are registered at the close of business on the preceding March 1 or September 1, as the case may be. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at 5.650% per annum plus 1%.

The notes and the obligations of BFI under the Indenture will be fully and unconditionally guaranteed by the Company.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where any interest payment date is not a Business Day, payment will be made on the next succeeding Business Day, whether or not such date is a Business Day in Toronto, Ontario, unless such date is not a Business Day in New York, New York. “Business Day” means each weekday which is not a day on which banking institutions in the Place of Payment (as defined herein) are authorized or obligated by law or executive order to close.

Computershare Trust Company, N.A. will initially act as Paying Agent for the notes. Principal of, and premium, if any, and interest on, the notes will be payable at the Place of Payment, provided that at the option of BFI, payment of interest on the notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The notes may be presented for registration of transfer and exchange at the corporate trust office of the Trustee and the Place of Payment.

The Company conducts a significant proportion of its operating activities through subsidiaries. Although the Guarantee Obligations (as defined herein) are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company’s consolidated subsidiaries and operating companies, other than BFI, to the extent of any of its indebtedness that is guaranteed by the Company on parity with the Company’s guarantee of the notes offered hereby. The Indenture does not restrict the ability of the Company’s subsidiaries to incur additional indebtedness. As the Company conducts a significant proportion of its operating activities through subsidiaries, the Company’s ability to service its indebtedness is dependent on dividends and other payments made on its investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by the Company and/or one or more designated Affiliates of the Company.

The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount from time to time authorized by BFI for each series. All Debt Securities issued by BFI will be fully and unconditionally guaranteed by the Company.

Reopening of the Notes

BFI may from time to time, without the consent of the holders of the notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the notes being offered hereby; provided that if such additional notes are not fungible with the original notes offered hereby for U.S. federal income tax purposes, then such additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the notes offered hereby.

Redemption and Repurchase

Prior to August 23, 2031 (the date that is one month prior to the maturity date) (the “Par Call Date”), BFI may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) (the “Redemption Price”) equal to the greater of:

(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date fixed for redemption of the notes (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.

On or after the Par Call Date, BFI may redeem the notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

In connection with such optional redemption, the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the yield determined by BFI in accordance with the following paragraphs (1) and (2).

(1)	The Treasury Rate shall be determined by BFI after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, BFI shall select, as applicable: (a) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (b) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (c) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2)	If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, BFI shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, BFI shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, BFI shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Notice of any redemption will be delivered at least 10 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed and may be contingent upon such conditions as may be specified in the applicable notice of redemption and in accordance with the provisions of the Indenture. Unless BFI defaults in payment of the Redemption Price, on and after the applicable redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. On or before any redemption date, BFI shall deposit with the Paying Agent (or the Trustee) money sufficient to pay the Redemption Price of the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected, in the case of certificated notes, by the Trustee at BFI’s direction by such method as BFI and the Trustee shall designate, or in the case of global notes, by such policies and procedures of the applicable depository. BFI’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

Affiliate Purchase on Maturity

Notwithstanding the other provisions of the Indenture, BFI may, by providing notice to the Trustee at least three Business Days prior to the Maturity, elect to have one or more Affiliates of BFI or the Company purchase all, but not less than all, of the notes so to be redeemed or repaid at a price equal to the Redemption Price (excluding accrued and unpaid interest), in the case of notes called for redemption, or the principal amount, in the case of notes coming due at the Stated Maturity (in each case, the “Repayment Price”); provided that any accrued and unpaid interest thereon will be paid by BFI. Upon payment therefor of an amount equal to the Repayment Price, and payment by BFI of accrued interest and premium, if any, such notes shall be transferred to such Affiliate in accordance with the transfer provisions of the Indenture and such notes shall not become due and payable on Maturity, provided that such Affiliate shall not be permitted to vote such notes in any matter unless 100% of the notes entitled to be voted in respect of such matter are held by BFI, the Company or their Affiliates. Should such Affiliate and BFI, if applicable, fail to make full payment of the Repayment Price and accrued interest and premium, if any, on Maturity, then such notes shall become due and payable as otherwise provided for in the Indenture.

Change of Control

If a Change of Control Triggering Event occurs, unless BFI has exercised its right to redeem all of the notes as described above, BFI will be required to make an offer to repurchase all of each holder’s notes (or the portion thereof not subject to redemption, if BFI has exercised its right to redeem the notes in part) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, BFI will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, or, at BFI’s option, prior to the completion of any Change of Control (but after the first public announcement of the Change of Control), BFI will be required to deliver a notice to holders of notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. The notice shall, if given prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. BFI must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control (as defined herein) provisions of the notes, BFI will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, BFI will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent or the Trustee an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by BFI.

The Paying Agent will deliver to each holder who properly tendered notes, the purchase price for such notes, and, upon written order of BFI, the Trustee will authenticate and deliver (or cause to be delivered) to each such holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$2,000 or an integral multiple of US$1,000 in excess thereof.

BFI will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by BFI and such other Person purchases all notes properly tendered and not withdrawn under its offer, or (2) BFI has given written notice of a redemption of the notes as provided above under “— Redemption and Repurchase.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are fewer than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the notes on publicly announced consideration for possible downgrade subsequently downgrade the notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the notes, and (B) the date on which two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are fewer than four Rating Agencies) has confirmed that the notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of the Company, the Company’s Subsidiaries, the Company’s or any of its Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A Shares or other Voting Stock into which the Company’s Class A Shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock (or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares, or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this provision, “person” and “group” have the meanings attributed thereto in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s voting stock measured by voting power rather than number of shares or (ii) such Person’s voting stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P, BBB− (or the equivalent) by Fitch and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more of the Company’s directors, officers or employees (or directors, officers or employees of any one or more of the Company’s Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of BFI or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by BFI (as certified by a resolution of the board of directors of BFI) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.

The failure by BFI to comply with the obligations described under “— Change of Control” will constitute an Event of Default with respect to the notes.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes. Restrictions on our ability to incur liens are contained in the covenants as described in this prospectus supplement under “— Covenants — Negative Pledge”.

Company Additional Amounts

All payments made by BFI or the Company under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless BFI or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If BFI or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes”, BFI or the Company (as applicable) will pay such additional amounts (“Company Additional Amounts”) as may be necessary so that the net amount received (including Company Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Company Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the note, being a person with whom BFI or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of BFI or not dealing at arm’s length with a “specified shareholder” of BFI as defined in subsection 18(5) of the Tax Act, or (iv) by reason of such Holder or beneficial owner being an entity in respect of which BFI is a “specified entity” as defined in subsection 18.4(1) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the notes; (c) any note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the notes, except to the extent that the Holder or beneficial owner of the notes would have been entitled to such Company Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

BFI or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. BFI or the Company (as applicable) will furnish to the Holders of the notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. BFI and the Company will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the notes which have not been withheld or deducted and remitted by BFI or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Company Additional Amounts to the extent that, in such context, Company Additional Amounts are, were or would be payable in respect thereof.

Co-Obligors and/or Additional Guarantors

Without the consent of any Holders, BFI, when authorized by a resolution of the board of directors of BFI, the Company and the Trustee, may enter into an indenture supplemental to the Indenture in respect of the notes, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the notes, an Affiliate of BFI or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union and provided further, that BFI may only add a Co-Obligor if BFI determines that adding such Co-Obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations or a disposition of the notes by any holder or beneficial owner of notes for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in “— Company Additional Amounts”, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of any issuer to redeem the notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the notes as a result of any change in law or official position regarding the application or interpretation of any law that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with BFI or the Company (as applicable) to pay the principal, premium, if any, and interest on the notes.

Redemption for Changes in Canadian Withholding Taxes

The notes will be subject to redemption as a whole, but not in part, at the option of BFI at any time at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event BFI shall have received an opinion from independent tax counsel experienced in such matters to the effect that BFI has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Company Additional Amounts and Other Additional Amounts as a result of a change (or proposed change) in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change (or proposed change) is announced or becomes effective on or after the date of the Fourteenth Supplemental Indenture.

Events of Default

Each of the following will constitute an Event of Default under the Indenture with respect to the notes: (a) failure to pay any interest on the notes when due, which failure continues for 30 days; (b) failure to pay principal of, or any premium on, the notes when due; (c) failure to perform any other covenant or warranty of BFI or the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of notes other than the notes offered hereby), which failure continues for 60 days after written notice has been given by the Trustee or the holders of at least 25% in aggregate principal amount of outstanding notes, as provided in the Indenture; (d) the Company’s Guarantee Obligations shall, for any reason, cease to be, or the Company shall assert in writing to the Trustee or the holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (e) certain events of bankruptcy, insolvency or reorganization affecting the Company or BFI; and (f) the failure by BFI to comply with the obligations described herein under “— Change of Control”.

Covenants

The following covenants shall apply to the notes:

Negative Pledge

Neither BFI, nor the Company will create any Lien (as defined herein) on any of their property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the notes, in the case of BFI, and the Guarantee Obligations, in the case of the Company (together with, if BFI or the Company, as applicable, shall so determine, any other indebtedness of BFI or the Company, as applicable, which is not subordinate to the notes or the Guarantee Obligations, as applicable), shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)	Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 180 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure, or securing, the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)	Liens arising by operation of law;

(c)	any other Lien arising in connection with indebtedness for borrowed money if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), at the time such Lien is granted the aggregate principal amount of the indebtedness for borrowed money that is secured pursuant to this paragraph (c) would not exceed 5% of Consolidated Net Worth; and

(d)	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) to (c) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Status of BFI

BFI shall at all times remain a Subsidiary of the Company.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all defined terms.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

“Consolidated Net Worth” means the consolidated equity of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (including all preferred equity and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity), plus, without duplication, Qualifying Subordinated Debt and Deferred Credits.

“Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Indenture but solely in respect of the notes.

“Holder” means a Person in whose name a note is registered in the security register in respect of the notes.

“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

“Maturity”, when used with respect to any note, means the date on which the principal of such note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Qualifying Subordinated Debt” means Debt of the Company and its Subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the notes.

“Stated Maturity”, when used with respect to any note or any instalment of principal thereof or interest thereon, means the date specified in such note as the fixed date on which the principal of such note or such instalment of principal or interest is due and payable.

“Subsidiary” of any Person means (i) a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

The Trustee and the Paying Agent

The address of the Trustee is 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6. The “Place of Payment” for the notes will be at the address of the Paying Agent, currently located at 1505 Energy Park Drive, St Paul, MN 55108.

Book-Entry System

Each of the notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as Depositary (the “Depositary”). The provisions set forth under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (as defined herein). Except as described under “Description of Debt Securities — Registered Global Securities” in the accompanying base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

Principal and interest payments on the notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the Indenture, BFI and the Trustee will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither BFI, the Company, the Trustee nor any Paying Agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depositary has advised BFI, the Company and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the Trustee, BFI or the Company, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of BFI or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.

BFI understands that, under existing industry practice, if BFI were to request any action by the Holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depositary, as the registered owner of the Global Notes, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

Certain Canadian Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to BFI, and Goodmans LLP, Canadian counsel to the underwriters (together, “Counsel”), the following is, at the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length and is not affiliated with any of the underwriters, BFI or the Company and holds the notes as capital property (a “Note Holder”).

This summary is not applicable to a Note Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market” property rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a functional currency in accordance with the provisions of the Tax Act or (iv) that enters into or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the notes. Such Note Holders should consult their own tax advisors having regard to their particular circumstances. This summary does not address the split income rules in section 120.4 of the Tax Act. Note Holders should consult their own tax advisors in this regard. In addition, this summary does not address the deductibility of interest by a Note Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the notes. Note Holders should consult their own tax advisors in that regard.

This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary does not address the tax consequences to Note Holders with respect to the addition of any Affiliate of BFI or the Company as a Co-Obligor under the notes. Note Holders should consult with their own tax advisors with respect to the tax consequences to them of the addition of a Co-Obligor under the notes.

This summary does not address the possible application of the rules in the Tax Act related to hybrid mismatch arrangements (the “Hybrid Mismatch Rules”) to a Note Holder (i) that disposes of a note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Note Holder or in respect of which the Note Holder is a “specified entity”, (ii) that disposes of a note under, or in connection with, a “structured arrangement” (as defined in the Hybrid Mismatch Rules), or (iii) in respect of which BFI is a “specified entity”. Such Note Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Note Holder and no representations with respect to the income tax consequences to any particular Note Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the notes, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For purposes of the Tax Act, all amounts, including interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada (a “Resident Note Holder”). Generally, the notes will be considered to be capital property to a Resident Note Holder provided that the Resident Note Holder does not hold the notes in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Note Holders whose notes might not otherwise qualify as capital property may be entitled to have the notes, and all other “Canadian securities” (as defined in the Tax Act) owned by the Resident Note Holder in the year and in each subsequent taxation year, deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Note Holders should consult their own tax advisors as to whether this election is available and advisable, having regard to their own particular circumstances.

Interest

A Resident Note Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note that accrues (or is deemed to accrue) to the Resident Note Holder to the end of that taxation year or that becomes receivable by or is received by the Resident Note Holder before the end of that taxation year, except to the extent that such interest was otherwise included in computing the Resident Note Holder’s income for a preceding taxation year.

Any other Resident Note Holder, including an individual and a trust (other than a unit trust) of which neither a corporation nor a partnership is a beneficiary, will be required to include in computing its income for a taxation year any interest on a note received or receivable by such Resident Note Holder in that taxation year (depending upon the method regularly followed by the Resident Note Holder in computing its income) as interest (or amount that is considered for the purposes of the Tax Act to be interest) on a note, except to the extent that the interest was included in the Resident Note Holder’s income for a preceding taxation year.

The notes may be issued at a discount from their face value. In such circumstances, a Resident Note Holder may be required to include an amount equal to such discount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which an amount in respect of the discount is received or receivable by the Resident Note Holder. Resident Note Holders should consult their own tax advisors in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by BFI to a Resident Note Holder because of the redemption or purchase for cancellation by it of a note before maturity generally will be deemed to be interest received at that time by the Resident Note Holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that would have been paid or payable by BFI on the note for a taxation year ending after the redemption or purchase for cancellation.

Disposition

On a disposition or deemed disposition of a note, whether on redemption, purchase for cancellation or otherwise, a Resident Note Holder generally will be required to include in its income the amount of interest accrued (or deemed to accrue) to the Resident Note Holder on the note from the date of the last interest payment to the date of disposition, except to the extent that such amount has otherwise been included in the Resident Note Holder’s income for the taxation year or a previous taxation year. A Resident Note Holder may also be required to include in computing income the amount of any discount received or receivable by such Resident Note Holder. In general, a disposition or deemed disposition of a note will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, excluding any accrued interest and any other amount included in computing income, exceed (or are exceeded by) the adjusted cost base of the note to the Resident Note Holder immediately before the disposition and any reasonable costs of disposition.

A Note Holder’s adjusted cost base of a note acquired pursuant to this Prospectus will generally include any amount paid to acquire the note plus the amount of any discount included in income by such Note Holder. A Resident Note Holder that receives repayment in full of the outstanding principal amount of a note upon maturity will generally be considered to have disposed of the note for proceeds of disposition equal to such outstanding principal amount.

One half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Note Holder in a taxation year generally must be included in the Resident Note Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Note Holder in a taxation year must generally be deducted from taxable capital gains realized by the Resident Note Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Resident Note Holders that are individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains. Such Resident Note Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Note Holder that is or is deemed to be a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year or, at any time in a taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for such year (as defined in the Tax Act), including amounts in respect of interest and net taxable capital gains. Resident Note Holders are advised to consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Note Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, does not use or hold and is not deemed to use or hold the notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Note Holder disposes of a note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of BFI of the Company or a person who does not deal at arm’s length with such a specified shareholder (a “Non-Resident Note Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This portion of the summary assumes that no interest paid on a Non-Resident Note Holder’s notes will be in respect of a debt or other obligation to pay an amount to a person with whom BFI or the Company does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by BFI or the Company on the notes to a Non-Resident Note Holder will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Note Holder on a disposition of a note, including a redemption, payment on maturity or repurchase.

Generally, no other tax on income or gains under the Tax Act will be payable by a Non-Resident Note Holder on interest, principal, premium, bonus or penalty on a note or on the proceeds received by a Non-Resident Note Holder on the disposition of a note, including a redemption, payment on maturity or repurchase.

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note by a U.S. Holder (as defined herein) that purchases such note pursuant to this offering at the price set forth on the cover of this prospectus supplement. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code (the “Treasury Regulations”) and interpretations of the foregoing, as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts or other common trust funds, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and any investors thereof), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, U.S. Holders subject to any alternative minimum tax, U.S. Holders whose functional currency is not United States dollars, persons subject to special tax accounting rules under Section 451(b) of the Code, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws or the Medicare contribution tax on net investment income, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors are urged to consult their tax advisors with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, non-U.S. or other tax laws, including gift and estate tax laws.

Effect of Repurchase Upon a Change of Control Triggering Event

BFI will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. It is possible that BFI’s offer to repurchase the notes at a premium could implicate the Treasury Regulations relating to “contingent payment debt instruments.” If the notes were characterized as contingent payment debt instruments, U.S. Holders might, among other things, be required to accrue interest income at a rate higher than the stated interest on the notes and to treat any gain recognized on the sale, exchange, retirement, redemption or other taxable disposition of a note as ordinary income rather than as capital gain.

BFI intends to take the position that the likelihood of such repurchase of the notes at a premium is remote or incidental, and thus that the notes should not be treated as contingent payment debt instruments. BFI’s determination that such a contingency is remote or incidental is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in the manner required by applicable Treasury Regulations. BFI’s determination, however, is not binding on the U.S. Internal Revenue Service (“IRS”), and the IRS could challenge this determination.

The remainder of this summary assumes that BFI’s determination that such a contingency is remote or incidental is correct. U.S. Holders are urged to consult their tax advisors regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

Interest on a note (including any taxes withheld on payments of interest and any Company Additional Amounts or Other Additional Amounts, as applicable) generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Interest and any Company Additional Amounts or Other Additional Amounts paid by BFI on the notes generally will constitute income from sources outside the United States for the purpose of calculating the foreign tax credit allowable to a U.S. Holder. For U.S. foreign tax credit purposes, interest and any Company Additional Amounts or Other Additional Amounts paid by BFI generally will constitute “passive category income.” The rules relating to foreign tax credits are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of a foreign tax credit under their particular circumstances.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing over the term of the note as interest income. Thus, a U.S. Holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The U.S. Holder’s adjusted tax basis in a note would be increased by the amount of any OID included in the U.S. Holder’s gross income.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss, if any, for U.S. federal income tax purposes, equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxed as interest to the extent not previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note, reduced by the amount of any payments on the note other than interest.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will constitute capital gain or loss and will be long-term capital gain or loss if the notes were held by the U.S. Holder for more than one year. For non-corporate U.S. Holders, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. A U.S. Holder’s ability to offset capital losses against ordinary income is limited. Gains recognized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of interest on a note and payments of the proceeds from a sale or other taxable disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a U.S. Holder may be subject to backup withholding tax on such payments if the U.S. Holder does not provide a taxpayer identification number, fails to certify that the holder is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value exceeding certain United States dollar thresholds may be required to include certain information with respect to such assets with their U.S. federal income tax returns. U.S. Holders are urged to consult their tax advisors regarding the foregoing requirements with respect to the notes.

The preceding summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, U.S. Holders are urged to consult their tax advisors as to the particular tax consequences to them of purchasing, owning and disposing of notes, including the applicability and effect of any federal, state, local or non-U.S. tax laws and of any proposed changes in applicable law.

UNDERWRITING (Conflicts of Interest)

Under the terms and subject to the conditions contained in an underwriting agreement dated September 21, 2026, BFI has agreed to sell to the underwriters named below, for whom Deutsche Bank Securities Inc. and BofA Securities, Inc. are acting as representatives (the “Representatives”), the following respective principal amounts of notes:

Underwriter	Principal Amount of Notes (US$)
Deutsche Bank Securities Inc.	$144,000,000
BofA Securities, Inc.	144,000,000
Mizuho Securities USA LLC	73,500,000
MUFG Securities Americas Inc.	73,500,000
Brookfield Securities LLC	30,000,000
Banco Bradesco BBI S.A.	13,500,000
BNP Paribas Securities Corp.	13,500,000
Credit Agricole Securities (USA) Inc.	13,500,000
Desjardins Securities Inc.	13,500,000
Itau BBA USA Securities, Inc.	13,500,000
National Bank of Canada Financial Inc.	13,500,000
Natixis Securities Americas LLC	13,500,000
Santander US Capital Markets LLC	13,500,000
SG Americas Securities, LLC	13,500,000
SMBC Nikko Securities America, Inc.	13,500,000
Total	$600,000,000

The offering price of US$599,796,000 (less the underwriters’ fees of US$3,600,000) will be payable in cash to BFI against delivery on or about September 23, 2026.

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) the suspension of the trading in the Class A Shares by the SEC, any Canadian securities regulatory authority, the NYSE or the TSX or the suspension or limitation of trading in securities generally on the NYSE or on the TSX or the establishment of minimum prices on either of such exchanges; (ii) the declaration of a banking moratorium either by U.S. federal, New York State or Canadian authorities; and (iii) the occurrence of any outbreak or the escalation of hostilities, the declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this Prospectus. The public offering price of the notes was determined by negotiation between BFI, the Company and the underwriters.

The offering of the notes is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The notes will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada by any underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc., and MUFG Securities (Canada), Ltd., a broker-dealer affiliate of MUFG Securities Americas Inc. Deutsche Bank Securities Inc., BofA Securities, Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Brookfield Securities LLC, Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Desjardins Securities Inc., Itau BBA USA Securities, Inc., National Bank of Canada Financial Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and SMBC Nikko Securities America, Inc., whom we refer to in this prospectus supplement as underwriters, will not offer the notes offered hereby in Canada. Bradesco Securities, Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the notes in the United States of America. Banco Bradesco BBI S.A. and Desjardins Securities Inc. are not broker-dealers registered with the SEC, and therefore may not make any sales of any notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities, Inc. are affiliates of Banco Bradesco S.A.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.400% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.250% of the principal amount per note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers/dealers.

After a reasonable effort has been made to sell all of the notes at the public offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the notes are offered, provided that the notes are not at any time offered at a price greater than the public offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to BFI.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by BFI
Per note	0.600%

BFI estimates that its “out of pocket” expenses for this offering, including filing fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately US$650,000.

The notes are a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be. See “Risk Factors.”

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. None of BFI, the Company or any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, BFI and the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by BFI, the Company or any affiliate of BFI, the Company or any person in privity with BFI, the Company or any affiliate of BFI or the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any senior debt securities issued or guaranteed by BFI or the Company (other than the notes) or publicly announce an intention to effect any such transaction, until the closing of the offering of the notes. For the avoidance of doubt, this provision shall not prohibit the incurrence of indebtedness by Brookfield under any commercial paper program or under Brookfield’s revolving credit facilities in effect on the date of the underwriting agreement. BFI and the Company have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that each underwriter may be required to make in respect thereof.

The notes offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the second business day following the date of pricing of the notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date may be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

Conflicts of Interest

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of BFI and, therefore, has a conflict of interest under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to FINRA Rule 5121, Brookfield Securities LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written approval of the customer. A qualified independent underwriter is not required to participate in this offering because the notes offered will be investment grade rated.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, Deutsche Bank Securities Inc., BofA Securities, Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., Brookfield Securities LLC, Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Desjardins Securities Inc., Itau BBA USA Securities, Inc., National Bank of Canada Financial Inc., Natixis Securities Americas LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and SMBC Nikko Securities America, Inc. are not acting for anyone other than BFI and will not be responsible to anyone other than BFI for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes:

a)	the expression “retail investor” means a person who is neither:

i.	a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); nor

ii.	a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“POATRs”); and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to buy or subscribe the notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

Each underwriter has:

a)	only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to BFI; and

b)	complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

This document is only for distribution to and directed at: (i) in the UK., persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the UK and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this Prospectus relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in Hong Kong

No underwriter nor any of their affiliates (i) have offered or sold, or will offer or sell, in Hong Kong, by means of any document, the notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, Act No. 25 of 1948, as amended (the “FIEA”) and the underwriters will not offer or sell any of the notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, BFI has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Prior Sales

No debt securities have been issued by BFI during the 12 months preceding the date of this prospectus supplement.

Legal Matters

The validity of the notes being offered hereby will be passed upon for the Company and BFI by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As of September 20, 2026, the partners, counsel and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of any class of BFI’s outstanding securities.

Experts

The financial statements of the Company as of December 31, 2025 and 2024, and for each of the two years in the periods ended December 31, 2025, incorporated by reference in this Prospectus, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

Each of (i) McCarthy Tétrault LLP, (ii) Weil, Gotshal & Manges LLP and (iii) KPMG LLP is named in the Management Information Circular as having prepared certain sections of the Management Information Circular and/or appendices attached thereto or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in the Management Information Circular. To our knowledge, as of September 20, 2026, none of the experts so named (or any of the designated professionals thereof) hold securities representing more than 1% of all issued and outstanding securities of BFI.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus is filed under Part 9B of National Instrument 44-102 – Shelf Distributions. Each of the Issuers (as defined below) has satisfied the requirements for issuers filing a WKSI base shelf prospectus and for a receipt for this prospectus to be deemed to be issued in all jurisdictions in Canada in which this prospectus has been filed. No regulator or securities regulatory authority has reviewed this prospectus.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and the prospectus contained herein is not complete and may be changed. These securities may not be offered or sold prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491, and are also available electronically on SEDAR+ at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	December 19, 2025

BROOKFIELD CORPORATION

Debt Securities Class A Preference Shares Class A Limited Voting Shares
BROOKFIELD FINANCE INC.	BROOKFIELD FINANCE II INC.	BROOKFIELD CAPITAL FINANCE LLC	BROOKFIELD FINANCE II LLC

Debt Securities	Debt Securities	Debt Securities	Preferred Shares (representing limited liability company interests)

BROOKFIELD FINANCE (AUSTRALIA) PTY LTD	BROOKFIELD FINANCE I (UK) PLC	BROOKFIELD FINANCE IV INC.	BROOKFIELD FINANCE V INC.

Debt Securities	Debt Securities	Class A Preference Shares	Class A Preference Shares

During the 37-month period that this short form base shelf prospectus, including any amendments hereto (this “Prospectus”), remains effective, (i) each of Brookfield Corporation (the “Company” or “BN”), Brookfield Finance Inc. (“BFI”), Brookfield Capital Finance LLC (the “US LLC Issuer”), Brookfield Finance II Inc. (“BFI II”), Brookfield Finance (Australia) Pty Ltd (the “AUS Issuer”) and Brookfield Finance I (UK) PLC (the “UK Issuer” and, together with BFI, the US LLC Issuer, BFI II and the AUS Issuer, the “Debt Issuers”) may from time to time offer and issue senior or subordinated, as applicable, unsecured debt securities (the “BN Debt Securities”, “BFI Debt Securities”, “US LLC Debt Securities”, “BFI II Debt Securities”, “AUS Issuer Debt Securities” and “UK Issuer Debt Securities” respectively, and collectively the “Debt Securities”), (ii) the Company may from time to time offer and issue Class A Preference Shares (the “BN Preference Shares”) and Class A Limited Voting Shares (the “Class A Shares”), (iii) Brookfield Finance II LLC (the “US Pref Issuer”) may from time to time offer and issue preferred shares representing limited liability company interests (the “US Preferred Shares”), and (iv) Brookfield Finance IV Inc. (“BFI IV”) and Brookfield Finance V Inc. (“BFI V”, together with BFI IV, the “Canadian Pref Issuers”, collectively with the US Pref Issuer, the “Pref Issuers” and together with BN and each of the Debt Issuers, collectively, the “Issuers” and each an “Issuer”) may from time to time offer and issue Class A Preference Shares (the “BFI IV Preference Shares” and “BFI V Preference Shares”, respectively, and collectively, the “Canadian Preference Shares”, and together with the BN Preference Shares and US Preferred Shares, the “Preference Securities”, and the Preference Securities, Class A Shares and Debt Securities are collectively referred to herein as the “Securities”). Each of the BFI Debt Securities, US LLC Debt Securities, BFI II Debt Securities, AUS Issuer Debt Securities and UK Issuer Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by the Company. The US Preferred Shares and the Canadian Preference Shares will be fully and unconditionally guaranteed as to the payment of distributions when due, the payment of amounts due on redemption, and the payment of amounts due on the liquidation, dissolution or winding-up of the applicable Pref Issuer, in each case, by the Company. Certain of the limited partners of Oaktree Capital Group Holdings, L.P. (“OCGH”) (collectively, the “Selling Shareholders”) may also from time to time offer and sell Class A Shares pursuant to this Prospectus. See “Selling Shareholders”. The Issuers are filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10 and Form F-3, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”). See “Available Information”.

The Company, BFI, BFI II, BFI IV and BFI V (collectively, the “Canadian Issuers”) are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of U.S. companies prepared in conformity with accounting principles generally accepted in the United States.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in Canada or are residents in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement (as defined below). Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Canadian Issuers, the AUS Issuer and the UK Issuer is incorporated under the laws of a jurisdiction located outside of the United States and that some or all of the officers and directors of the Issuers may be residents of a jurisdiction located outside of the United States, that some or all of the underwriters or experts named or to be named in the Registration Statement may be residents of jurisdictions located outside of the United States and that such persons and all or a substantial portion of the assets of the Issuers and such persons may be located outside the United States.

See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” beginning on pages iii and 2 for a discussion of certain risks that you should consider in connection with an investment in these Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), ANY U.S. STATE SECURITIES COMMISSION, OR ANY CANADIAN REGULATORY AUTHORITY, NOR HAS THE COMMISSION, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Collectively, the Selling Shareholders may offer and sell Class A Shares and the Issuers may offer and issue Securities either separately or together, in one or more offerings. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in one or more prospectus supplements (each a “Prospectus Supplement”) to be delivered to purchasers together with this Prospectus, and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Issuer or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any exchange or conversion terms and any other specific terms, (ii) in the case of the BN Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms, (iii) in the case of Class A Shares, the number of shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price (in the event the offering is a non-fixed price distribution, including, in the case of the Company but not the Selling Shareholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102” and, as so defined, an “ATM Distribution”) and any other specific terms, including in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, (iv) in the case of the US Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares representing limited liability company interests offered, the issue price, the distribution rate, the distribution payment dates, any terms for redemption at the option of the US Pref Issuer or the holder, any exchange or conversion terms and any other specific terms and (v) in the case of the Canadian Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the applicable Canadian Pref Issuer or the holder, any exchange or conversion terms and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The Issuers have filed an undertaking with the securities regulatory authorities in each of the provinces of Canada that they will not distribute, under this Prospectus, Securities that, at the time of distribution, are novel without pre-clearing the disclosure to be contained in the Prospectus Supplement, pertaining to the distribution of such Securities, with the applicable regulator.

As of December 15, 2025, each of the Company, BFI and BFI II has determined that it qualifies as a “well-known seasoned issuer” under NI 44-102, and each of the Issuers has satisfied the requirements for filing a WKSI base shelf prospectus (as defined in NI 44-102) in respect of its Securities qualified for distribution by this Prospectus. See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation, including Part 9B of NI 44-102, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except where an exemption from such delivery requirements is available.

The head and registered offices of each of the Canadian Issuers are at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. The US LLC Issuer’s and the US Pref Issuer’s head and registered office is at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, United States 10281-1023. The AUS Issuer’s registered and head office is Brookfield Place, Level 19, 10 Carrington Street, Sydney, NSW 2000, Australia. The UK Issuer’s registered and head office is Level 25 One Canada Square, London, United Kingdom, E14 5AA.

The Issuers may sell the Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers or directly to investors or through agents. This Prospectus may qualify an ATM Distribution of Class A Shares. No Selling Shareholder may distribute Class A Shares pursuant to an ATM Distribution. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter or agent with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, the underwriting discounts and other items constituting underwriters’ compensation, as applicable, and any discounts or concessions to be allowed or re-allowed or paid to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of such securities that would result in the agent creating an over-allocation position in the Securities. See “Plan of Distribution”.

The outstanding BN Preference Shares, Series 2, Series 4, Series 13, Series 17, Series 18, Series 24, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36, Series 37, Series 38, Series 40, Series 42, Series 44, Series 46, Series 48, Series 51, Series 52 and Series 54 are listed for trading on the Toronto Stock Exchange (“TSX”). The outstanding Class A Shares are listed for trading on the New York Stock Exchange (“NYSE”) and the TSX. The Existing BFI Subordinated Debt Securities, the Existing UK Issuer Senior Debt Securities and the Existing UK Issuer Subordinated Debt Securities (each as defined below) are listed for trading on the NYSE.

There is no market through which the Debt Securities or the Preference Securities may be sold and purchasers may not be able to resell Debt Securities or Preference Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Securities, and the extent of issuer regulation. See “Risk Factors”.

-i-

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

In this Prospectus, unless the context otherwise indicates, references to the “Company” refer to Brookfield Corporation and references to “we”, “us”, “our” and “Brookfield” refer to the Company and its direct and indirect subsidiaries including BFI, the US LLC Issuer, BFI II, the AUS Issuer, the UK Issuer, the US Pref Issuer, BFI IV and BFI V. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada, and filed with, or furnished to, the Commission, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the financial year ended December 31, 2024 dated March 21, 2025 (the “AIF”), filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2024, dated March 21, 2025 (the “Annual Report on Form 40-F”);

(b)	the Company’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2024 and 2023, together with the accompanying auditor’s report thereon, filed as pages 120 to 208 of Exhibit 99.2 to the Annual Report on Form 40-F;

(c)	the management’s discussion and analysis (“MD&A”) for the audited comparative consolidated financial statements referred to in paragraph (b) above (the “Annual MD&A”), filed as pages 1 to 119 of Exhibit 99.2 to the Annual Report on Form 40-F;

(d)	the Company’s unaudited comparative interim consolidated financial statements and the notes thereto for the three and nine month periods ended September 30, 2025 and 2024, filed as pages 65 to 97 of Exhibit 99.1 to the Company’s Form 6-K dated November 17, 2025;

(e)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above (the “Interim MD&A”), filed as pages 10 to 64 of Exhibit 99.1 to the Company’s Form 6-K dated November 17, 2025; and

(f)	the Company’s management information circular dated April 24, 2025, filed as Exhibit 99.2 to the Company’s Form 6-K dated May 5, 2025.

Any documents of the Company, and if applicable, the Debt Issuers and the Pref Issuers of the type described in item 11.1 of Form 44-101F1 — Short Form Prospectus, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)), that are required to be filed by the Company, and if applicable, the Debt Issuers and the Pref Issuers with the applicable securities commissions or similar regulatory authorities in Canada, during the time that this Prospectus is valid and prior to the termination of any distribution of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. Each annual report on Form 40-F filed by the Company will be incorporated by reference into this Prospectus and the Registration Statement. In addition, any report on Form 6-K filed by the Company with the Commission after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement if and to the extent expressly provided in such report. The Company’s reports on Form 6-K, its annual reports on Form 40-F and other documents it filed with the Commission are available at the Commission’s website at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

-ii-

Upon a new annual information form and new interim or annual financial statements and MD&A being filed by the Company with, and where required, accepted by the applicable securities regulatory authorities during the time this Prospectus is effective, the previous annual information form, the previous interim financial statements and MD&A and/or annual financial statements and MD&A, as applicable, will be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities hereunder. In addition, upon a new annual information form being filed by the Company, all material change reports filed prior to the commencement of the Company’s current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, except as may be required by applicable securities laws or otherwise expressly indicated by us in a Prospectus Supplement. Upon a new management information circular in connection with an annual meeting being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement relating to the Securities and of which this Prospectus is a part. The Issuers have not authorized anyone to provide different or additional information.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically on the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov and the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

AVAILABLE INFORMATION

The Issuers have filed the Registration Statement with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Commission maintains an Internet site (http://www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. The Company’s Internet site can be found at http://bn.brookfield.com. The information on our website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to our website in this Prospectus is an inactive textual reference only.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of United States securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.

-iii-

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) other risks and factors detailed in this Prospectus under the heading “Risk Factors” as well as in the AIF under the heading “Business Environment and Risks” and the Annual MD&A under the heading “Part 6 — Business Environment and Risks” and the risks included in the Interim MD&A, each incorporated by reference in this Prospectus, as well as in other documents filed by Brookfield from time to time with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Nonetheless, all of the forward-looking statements contained in this Prospectus or in documents incorporated by reference herein are qualified by these cautionary statements. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

The Company prepares its financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”). We disclose a number of financial measures in this Prospectus and the documents incorporated by reference herein that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS Accounting Standards and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included on pages 68, 135, 137 and 138 of the Annual MD&A and on pages 37, 59, 61 and 62 of the Interim MD&A, each incorporated by reference herein and available electronically under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in United States dollars. In this Prospectus and any Prospectus Supplement, unless otherwise specified or where the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$”, “U.S. dollars” and “$” are to United States dollars and references to “C$” are to Canadian dollars.

The Company presents its financial statements in accordance with IFRS Accounting Standards.

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SUMMARY

The Company

The Company is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. The Company’s Class A Shares are listed on each of the NYSE and the TSX under the symbol “BN”.

BFI

BFI was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Company. BFI has issued or become an obligor under approximately US$10.3 billion of unsecured senior debt securities (the “Existing BFI Senior Debt Securities”) as of the date hereof. The Existing BFI Senior Debt Securities are fully and unconditionally guaranteed by the Company. BFI has also issued approximately US$1.1 billion of unsecured subordinated debt securities (the “Existing BFI Subordinated Debt Securities”) as of the date hereof. The Existing BFI Subordinated Debt Securities are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

The US LLC Issuer

The US LLC Issuer was formed on August 12, 2022 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US LLC Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the US LLC Debt Securities and the investments it makes with the net proceeds of such US LLC Debt Securities. The US LLC Issuer has issued approximately US$550 million of unsecured senior debt securities (the “Existing US LLC Issuer Debt Securities”) as of the date hereof. The Existing US LLC Issuer Debt Securities are fully and unconditionally guaranteed by the Company.

BFI II

BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI II has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the BFI II Debt Securities and the investments it makes with the net proceeds of such BFI II Debt Securities. BFI II has issued approximately C$2 billion of unsecured senior debt securities (the “Existing BFI II Debt Securities”) as of the date hereof. The Existing BFI II Debt Securities are fully and unconditionally guaranteed by the Company.

The AUS Issuer

The AUS Issuer was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Company. The AUS Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The UK Issuer

The UK Issuer was incorporated on September 25, 2020 under the UK Companies Act 2006 and is an indirect 100% owned subsidiary of the Company. The registered number of the UK Issuer is 12904555. The UK Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own, other than the issuance of the UK Issuer Debt Securities and the investments it makes with the net proceeds of such UK Issuer Debt Securities. The UK Issuer has issued approximately US$600 million of unsecured senior debt securities (the “Existing UK Issuer Senior Debt Securities”) as of the date hereof. The Existing UK Issuer Senior Debt Securities are fully and unconditionally guaranteed by the Company. Subsequent to the issuance of the Existing UK Issuer Senior Debt Securities, BFI was added as a co-obligor of the Existing UK Issuer Senior Debt Securities. The UK Issuer has also issued approximately US$230 million of unsecured subordinated debt securities (the “Existing UK Issuer Subordinated Debt Securities”) as of the date hereof. The Existing UK Issuer Subordinated Debt Securities are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

The US Pref Issuer

The US Pref Issuer was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Company. The US Pref Issuer has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

BFI IV

BFI IV was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI IV has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

BFI V

BFI V was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Company. BFI V has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.

The Offering

The Securities described herein may be offered from time to time in one or more offerings utilizing a “shelf” process under Canadian and U.S. securities laws. Under this shelf process, this Prospectus provides you with a general description of the Securities that may be offered. Each time Securities are offered, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading “Available Information”.

Recent Developments

On October 13, 2025, the Company and Brookfield Asset Management Ltd. announced a proposed transaction to acquire the remaining common equity interests in the Oaktree business for total consideration of approximately $3 billion. We expect this transaction to close in the first half of 2026, subject to regulatory approvals and customary closing conditions.

On November 26, 2025, the Company issued 10,000,000 Class A Preference Shares, Series 54 (the “Series 54 Shares”) at an offering price of C$25.00 per share in a public offering in Canada. Holders of Series 54 Shares are entitled to receive a cumulative quarterly fixed dividend yielding 5.65% annually for the initial period ending December 31, 2030. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 2.80%, and (ii) 5.65%. The Series 54 Shares are listed on the TSX under the symbol BN.PF.M. The Company intends to use the net proceeds from the offering of the Series 54 Shares to redeem all of its outstanding Cumulative Class A Preference Shares, Series 44 on December 31, 2025.

On December 11, 2025, BFI II issued C$350,000,000 aggregate principal amount of 4.388% medium term notes due March 1, 2033 and C$650,000,000 aggregate principal amount of 5.399% medium term notes due December 11, 2055. The Company intends to use the net proceeds from the offering of the notes to fund the redemption of its 4.82% medium term notes due January 28, 2026 and any remainder will be used for general corporate purposes.

RISK FACTORS

An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks described in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Specific reference is made to the section entitled “Part 6 — Business Environment and Risks” in the MD&A, the section entitled “Business Environment and Risks” in the AIF and the risks included in the Interim MD&A, each of which is incorporated by reference in this Prospectus.

SUPPLEMENTAL FINANCIAL INFORMATION

The following consolidating summary financial information is provided in compliance with the requirements of item 13.2 of National Instrument 44-101F1 – Short Form Prospectus. The tables below present summarized financial information for the years ended December 31, 2024 and 2023 and the three and nine months ended September 30, 2025 and 2024 for (i) the Company, (ii) BFI, (iii) the US LLC Issuer, (iv) BFI II, (v) the AUS Issuer, (vi) the UK Issuer, (vii) the US Pref Issuer, (viii) BFI IV, (ix) BFI V, (x) the Company’s subsidiaries, other than the Debt Issuers and Pref Issuers, on a combined basis, (xi) consolidating adjustments, and (xii) the Company and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about the Company and its subsidiaries. This summarized financial information should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 and the Company’s unaudited interim condensed and consolidated financial statements as at and for the three and nine months ended September 30, 2025 and for the three and nine months ended September 30, 2024 which are incorporated by reference into this Prospectus.

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	Subsidiaries of the Company Other than the Debt Issuers and Pref Issuers(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$911	$156	$27	$11	$—	$—	$—	$—	$—	$22,185	$(4,373)	$18,917
Net income (loss) attributable to shareholders	219	24	16	—	—	—	—	—	—	3,330	(3,370)	219
Total assets	78,166	15,123	732	563	—	—	170	—	—	597,447	(177,615)	514,586
Total liabilities	31,509	13,637	726	561	—	—	2	—	—	342,745	(37,674)	351,506
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	Subsidiaries of the Company Other than the Debt Issuers and Pref Issuers(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$547	$120	$2	$11	$—	$—	$3	$—	$—	$23,367	$(3,427)	$20,623
Net income (loss) attributable to shareholders	64	6	(8)	—	—	—	4	—	—	2,523	(2,525)	64
Total assets	85,449	11,640	699	552	—	—	169	—	—	560,910	(168,995)	490,424
Total liabilities	39,472	10,457	693	550	—	—	1	—	—	315,601	(41,733)	325,041
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2025 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	Subsidiaries of the Company Other than the Debt Issuer and Pref Issuers(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$2,057	$389	$6	$33	$—	$—	$4	$—	$—	$62,934	$(10,479)	$54,944
Net income (loss) attributable to shareholders	564	4	(24)	—	—	—	4	—	—	7,830	(7,814)	564

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	SSubsidiaries of the Company Other than the Debt Issuers, the US Pref Issuer, BFI IV and BFI V(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$2,282	$720	$46	$33	$—	$—	$11	$—	$—	$74,170	$(10,682)	$66,580
Net income (loss) attributable to shareholders	209	408	16	—	—	—	11	—	—	7,550	(7,985)	209

AS AT AND FOR THE YEAR ENDED DEC. 31, 2024 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	Subsidiaries of the Company Other than the Debt Issuer and Pref Issuers(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$3,432	$830	$100	$45	$—	$—	$15	$—	$—	$95,409	$(13,825)	$86,006
Net income (loss) attributable to shareholders	641	416	60	(1)	—	—	15	—	—	9,872	(10,362)	641
Total assets	85,449	11,640	699	552	—	—	169	—	—	560,910	(168,995)	490,424
Total liabilities	39,472	10,457	693	550	—	—	1	—	—	315,601	(41,733)	325,041
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT AND FOR THE YEAR ENDED DEC. 31, 2023 (MILLIONS)	The Company	BFI	BFI II	US LLC Issuer	US Pref Issuer	AUS Issuer	UK Issuer	BFI IV	BFI V	Subsidiaries of the Company Other than the Debt Issuers and Pref Issuers(1)	Consolidating Adjustments(2)	The Company Consolidated
Revenues	$2,787	$312	$24	$24	$—	$—	$15	$—	$—	$104,704	$(11,942)	$95,924
Net income (loss) attributable to shareholders	1,130	(27)	(17)	—	—	—	15	—	—	8,382	(8,353)	1,130
Total assets	77,567	10,813	757	552	—	—	160	—	—	565,663	(165,417)	490,095
Total liabilities	31,790	8,793	752	549	—	—	1	—	—	324,239	(44,271)	321,853
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

(1)	This column accounts for investments in all subsidiaries of the Company other than the Debt Issuers and the Pref Issuers on a combined basis.

(2)	This column includes the necessary amounts to present the Company’s results on a consolidated basis.

As permitted by Rule 13-01 of Regulation S-X, the Company has omitted certain additional financial disclosures that would otherwise be required by Rule 13-01 of Regulation S-X with respect to the subsidiary Issuers because they have no significant assets or liabilities, and no ongoing operations, other than in connection with any debt or preferred securities that they may issue, and accordingly, such additional financial disclosures are not deemed material. The Company will fully and unconditionally guarantee the debt or preferred securities issued by each such subsidiary Issuer. Please see “Description of Debt Securities — General” and “Description of the US Preferred Shares — Guarantee” for additional information about the guarantees.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of Securities by the Issuers will be used for general corporate purposes. The Selling Shareholders will not receive any proceeds from any sale of Securities by the Issuers. The Issuers will not receive any proceeds from any sale of Class A Shares by the Selling Shareholders.

DESCRIPTION OF CAPITAL STRUCTURE OF THE ISSUERS

The Company’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Shares, and 85,120 Class B Limited Voting Shares (“Class B Shares”). As of December 15, 2025, the Company had 10,220,175 Class A Preference Shares, Series 2; 3,983,910 Class A Preference Shares, Series 4; 8,792,596 Class A Preference Shares, Series 13; 7,840,204 Class A Preference Shares, Series 17; 7,681,088 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 3,320,486 Class A Preference Shares, Series 51; 1,177,580 Class A Preference Shares, Series 52; 10,000,000 Class A Preference Shares, Series 54; 2,476,459,851 Class A Shares; and 85,120 Class B Shares issued and outstanding.

BFI’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI had 5,882,553 common shares; 6,400,000 Class A Preference Shares, Series 1; and 54,262,400 Class B Preference Shares, Series 1 issued and outstanding.

The US LLC Issuer’s authorized share capital consists of an unlimited number of common shares representing limited liability company interests. As of the date of this Prospectus, 35,751 common shares of the US LLC Issuer are issued and outstanding.

BFI II’s authorized share capital consists of an unlimited number of common shares. As of the date of this Prospectus, 86,075 common shares of BFI II are issued and outstanding.

The AUS Issuer’s authorized share capital consists of an unlimited number of ordinary shares. As of the date of this Prospectus, 10 ordinary shares of the AUS Issuer are issued and outstanding.

The UK Issuer’s share capital consists of ordinary shares. As of the date of this Prospectus, 10,181,441 ordinary shares of the UK Issuer are issued and outstanding.

The US Pref Issuer’s authorized share capital consists of an unlimited number of common shares and preferred shares representing limited liability company interests. As of the date of this Prospectus, 100 common shares representing limited liability company interests of the US Pref Issuer are issued and outstanding.

BFI IV’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI IV had 1 common share issued and outstanding and no series of Class A Preference Shares or Class B Preference Shares were issued and outstanding.

BFI V’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares designated as Class A Preference Shares, issuable in series and an unlimited number of preference shares designated as Class B Preference Shares, issuable in series. As of the date of this Prospectus, BFI V had 1 common share issued and outstanding and no series of Class A Preference Shares or Class B Preference Shares were issued and outstanding.

DESCRIPTION OF THE BN PREFERENCE SHARES

The following description sets forth certain general terms and provisions of the BN Preference Shares. The particular terms and provisions of a series of BN Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series

The BN Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The BN Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the BN Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of BN Preference Shares ranks on a parity with every other series of BN Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the BN Preference Shares as a class or create preference shares ranking in priority to or on parity with the BN Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the BN Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of BN Preference Shares entitled to vote at a class meeting of holders of BN Preference Shares, or at a joint meeting of the holders of two or more series of BN Preference Shares, has one vote in respect of each C$25.00 of the issue price of each BN Preference Share held by such holder.

DESCRIPTION OF THE CLASS A SHARES

The following description sets forth certain general terms and provisions of the Class A Shares. The particular terms and provisions of Class A Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement.

Dividend Rights and Rights Upon Dissolution or Winding Up

The Class A Shares rank on parity with the Class B Shares and rank after the BN Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and the return of capital on the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “— Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Company’s shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of BN Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of BN Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of BN Preference Shares, shall be reduced by the number of directors to be elected by holders of BN Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the board of directors of the Company.

Each holder of Class A Shares has the right to cast a number of votes equal to the number of Class A Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Shares in the election of directors. A holder of Class A Shares may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder of Class A Shares sees fit. Where a holder of Class A Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Shares will be deemed to have divided the holder’s votes equally among the candidates for whom the holder of Class A Shares voted.

DESCRIPTION OF THE US PREFERRED SHARES

The US Pref Issuer’s limited liability company agreement authorizes its board of managers to establish one or more series of US Preferred Shares representing limited liability company interests of the US Pref Issuer. The US Pref Issuer’s board of managers is able to determine, with respect to any series of US Preferred Shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred shares representing limited liability company interests of the series;

•	whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

•	the dates at which distributions, if any, will be payable;

•	the redemption rights and price or prices, if any, for preferred shares representing limited liability company interests of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred shares representing limited liability company interests of the series;

•	the amounts payable on preferred shares representing limited liability company interests of the series in the event of our liquidation or dissolution;

•	whether the preferred shares representing limited liability company interests of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

•	restrictions on the issuance of preferred shares representing limited liability company interests of the series or of any shares representing limited liability company interests of any other class or series; and

•	the voting rights, if any, of the holders of the preferred shares representing limited liability company interests of the series.

Guarantee

All US Preferred Shares issued by the US Pref Issuer will be fully and unconditionally guaranteed by the Company. Set forth below is a summary of information concerning the preferred share guarantees that the Company will execute and deliver for the benefit of the holders of any series of preferred shares representing limited liability company interests offered by the US Pref Issuer. A Prospectus Supplement for an offering of US Preferred Shares will contain more specific information about the terms of the preferred share guarantee.

Pursuant to each preferred share guarantee, the Company will agree to pay in full, to the holders of US Preferred Shares issued by the US Pref Issuer, the guarantee payments, except to the extent paid by the US Pref Issuer, as and when due, regardless of any defense, right of set-off or counterclaim which the US Pref Issuer may have or assert. The following payments, without duplication, with respect to US Preferred Shares, to the extent not paid by the US Pref Issuer, will be subject to the preferred share guarantee:

•	any accumulated and unpaid distributions (as described in the applicable share designation) that have been declared by the board of managers of the US Pref Issuer to be paid on the US Preferred Shares out of funds legally available for such distributions;

•	any redemption price (as described in the applicable share designation), plus all accrued and unpaid distributions to the date of redemption with respect to any US Preferred Shares called for redemption by the US Pref Issuer or otherwise required to be redeemed by the terms of the applicable share designation; and

•	upon a voluntary or involuntary dissolution, winding-up or liquidation of the US Pref Issuer, the aggregate stated liquidation preference and all accumulated and unpaid distributions, whether or not declared, without regard to whether the US Pref Issuer has sufficient assets to make full payment as required on liquidation.

The Company’s obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by the Company to the holders of US Preferred Shares or by causing the US Pref Issuer to pay the amounts to the holders. Each preferred share guarantee will be subordinated to all of the debt of the Company that is not stated to be pari passu or subordinate to the guarantee and will rank senior to the Class A Shares.

DESCRIPTION OF THE CANADIAN PREFERENCE SHARES

The particular terms of the series of Canadian Preference Shares offered by a Prospectus Supplement, including any exchange or conversion terms and any other specific terms, and any material Canadian federal income tax considerations related to the Canadian Preference Shares will be described in such Prospectus Supplement. Unless the applicable Prospectus Supplement provides otherwise, the summary of principal terms provided below apply equally and consistently to all series of Canadian Preference Shares issued by the Canadian Pref Issuers, including the BFI IV Preference Shares and BFI V Preference shares.

Series

The board of directors of each of the Canadian Pref Issuers may from time to time issue Canadian Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Canadian Preference Shares.

Priority

The Canadian Preference Shares rank senior to the Canadian Pref Issuers’ common shares, Class B Preference Shares and all other shares ranking junior to the Canadian Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the applicable Canadian Pref Issuer. Pursuant to the Business Corporations Act (Ontario), each series of Canadian Preference Shares participates rateably with every other series of Canadian Preference Shares of the applicable Canadian Pref Issuer in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law or unless provision is made in the articles of the applicable Canadian Pref Issuer relating to any series of Canadian Preference Shares, the holders of Canadian Preference Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of the applicable Canadian Pref Issuer.

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Shareholder Approvals

The approval of the holders of Canadian Preference Shares of any matters to be approved by a separate vote of the holders of Canadian Preference Shares may be given by special resolution in accordance with the share conditions for the Canadian Preference Shares. Each holder of Canadian Preference Shares entitled to vote at a class meeting of holders of Canadian Preference Shares, or at a joint meeting of the holders of two or more series of Canadian Preference Shares, has one vote in respect of each Canadian Preference Share held by such holder.

Guarantee

The Canadian Preference Shares will be fully and unconditionally guaranteed by the Company as to (i) the payment of dividends when due, (ii) the payment of amounts due on redemption, and (iii) the payment of amounts due on the liquidation, dissolution or winding-up of the applicable Canadian Pref Issuer. Each guarantee will be subordinated to all of the debt of the Company that is not stated to be pari passu or subordinate to the guarantee and will rank senior to the Class A Shares. A Prospectus Supplement for an offering of Canadian Preference Shares will contain more specific information about the terms of the applicable guarantee.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable Prospectus Supplement.

The BN Debt Securities will be issued under an indenture dated as of September 20, 1995, as amended, restated, supplemented or replaced from time to time (the “BN Indenture”), between the Company, as issuer, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (“Computershare Canada”), as trustee (the “BN Trustee”). The BFI Debt Securities will be issued under either (1) the indenture dated as of June 2, 2016 (as amended, restated, supplemented or replaced from time to time, the “BFI Senior Indenture”), between BFI, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the “BFI Trustee”), or (2) the subordinated indenture dated as of October 16, 2020, as amended, restated, supplemented or replaced from time to time, between BFI, as issuer, the Company, as guarantor, and the BFI Trustee (the “BFI Subordinated Indenture” and together with the BFI Senior Indenture, the “BFI Indentures”). The US LLC Debt Securities will be issued pursuant to the indenture dated as of June 14, 2023 (as amended, restated, supplemented or replaced from time to time, the “US LLC Indenture”) between the US LLC Issuer, as issuer, the Company, as guarantor, Computershare Trust Company, N.A. (“Computershare U.S.”), as U.S. trustee, and Computershare Canada, as Canadian trustee (together, the “US LLC Trustees”). The BFI II Debt Securities will be issued pursuant to the indenture dated as of December 14, 2022 (as amended, restated, supplemented or replaced from time to time, the “BFI II Indenture”) between BFI II, as issuer, the Company, as guarantor, and Computershare Canada, as trustee (the “BFI II Trustee”). The AUS Issuer Debt Securities will be issued pursuant to an indenture (the “AUS Issuer Indenture”) to be entered into among the AUS Issuer, as issuer, the Company, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee, or such other trustees named in the indenture (together, the “AUS Issuer Trustees”). The UK Issuer Debt Securities will be issued under either (1) the indenture dated as of July 26, 2021, as amended, restated, supplemented or replaced from time to time (the “UK Issuer Senior Indenture”), between the UK Issuer, as issuer, the Company, as guarantor, and Computershare Canada, as Canadian trustee, and Computershare U.S., as U.S. trustee (together, the “UK Issuer Trustees”), or (2) the indenture dated as of November 24, 2020, as amended, restated, supplemented or replaced from time to time, between the UK Issuer, as issuer, the Company, as guarantor, and the UK Issuer Trustees (the “UK Issuer Subordinated Indenture” and together with the UK Issuer Senior Indenture, the “UK Issuer Indentures”). We refer to the BN Indenture, the BFI Indentures, the US LLC Indenture, the BFI II Indenture, the AUS Issuer Indenture and the UK Issuer Indentures as the “Indentures”. We refer to the BFI Subordinated Indenture, the US LLC Indenture, the BFI II Indenture, the AUS Issuer Indenture and the UK Issuer Indentures as the “Other Indentures”. The Debt Securities may be issued under such other indentures as the Company, the applicable Debt Issuer and the applicable trustee or trustees may enter into in the future. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement.

The BN Indenture, the BFI Indentures and the BFI II Indenture are subject to the provisions of the Business Corporations Act (Ontario) and, consequently, are exempt from the operation of certain provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) pursuant to Rule 4d-9 thereunder. The US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures are subject to the Trust Indenture Act. Executed copies or forms of the Indentures will or have been filed with the Commission as exhibits to the Registration Statement. Each Indenture is or will also be available electronically with the SEC under each Issuer’s respective profile on EDGAR at www.sec.gov and under each Issuer’s respective SEDAR+ profile at www.sedarplus.ca.

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The following statements with respect to the Indentures and the Debt Securities issued or to be issued thereunder are brief summaries of certain provisions of the Indentures and do not purport to be complete; such statements are subject to the detailed referenced provisions of the applicable Indenture, including the definition of capitalized terms used under this caption. Wherever a particular section or defined term of an Indenture is referred to, the statement is qualified in its entirety by such section or term. References to the “Issuer” and “Indenture Securities” refer to the Company and each Debt Issuer, as issuer, and the Debt Securities issued or to be issued by it under the Indentures. References to the “Trustee” or “Trustees” and any particular Indenture or Debt Securities refer to the BN Trustee, the BFI Trustee, the US LLC Trustees, the BFI II Trustee, the AUS Issuer Trustees or the UK Issuer Trustees as trustee or trustees under the applicable Indenture.

General

The Indentures do not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued under each Indenture from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units, pounds sterling and Australian dollars. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, each Indenture permits the Company and each Debt Issuer to increase the principal amount of any series of Indenture Securities previously issued by it and to issue such increased principal amount. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.) In the case of additional Debt Securities of a series under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures, issued after the date of original issuance of Debt Securities of such series, if they are not fungible with the original Debt Securities of such series for U.S. federal income tax purposes, then such additional Debt Securities will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the original Debt Securities of such series.

All Debt Securities issued by BFI, the US LLC Issuer, BFI II, the AUS Issuer and the UK Issuer will be fully and unconditionally guaranteed by the Company.

The applicable Prospectus Supplement will set forth the following terms relating to the particular offered Debt Securities: (1) the specific designation of the offered Debt Securities and the Indenture under which they are issued; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form (“Registered Debt Securities”); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Issuer or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities (“Registered Global Securities”) and, if so, the identity of the Depositary for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any applicable terms or conditions related to the addition of any co-obligor or additional guarantor in respect of any or all series of Debt Securities; and (12) any other terms of the offered Debt Securities, including any applicable subordination provisions, exchange or conversion terms, covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, no Indenture affords the Holders the right to tender Indenture Securities to the Issuer for repurchase, or provides for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company or any Debt Issuer should become involved in a highly leveraged transaction or in the event of a change in control of the Company or any Debt Issuer. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

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Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

The Indenture Securities will be direct unsecured obligations of the Company and the Debt Issuers and will be unsecured senior or subordinated, as applicable, indebtedness of each of them as described in the applicable Prospectus Supplement. (Section 301 of the BN Indenture, and Section 3.1 of the BFI Senior Indenture and the Other Indentures.)

The Company’s guarantee of the Indenture Securities issued by the Debt Issuers will be unsecured senior or subordinated, as applicable, indebtedness of the Company, including the Company’s obligations under the Indenture Securities issued under the BN Indenture.

The guarantees will be unsecured general obligations of the Company and will rank equal in right of payment with, or junior to, other unsecured and senior or subordinated debt (other than subordinated debt that has been further subordinated in accordance with its terms), as applicable, of the Company. The Debt Securities and the guarantees will be effectively subordinated to any secured indebtedness of the applicable Issuer or to the Company to the extent of the value of the assets securing such indebtedness. The guarantee by the Company of the Indenture Securities will guarantee the due and punctual payment of the principal of, premium, if any, and interest on the Indenture Securities issued by the applicable Issuer, when and as the same shall become due and payable, whether at maturity, upon redemption, by acceleration or otherwise.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302 of the BN Indenture, and Section 3.2 of the BFI Senior Indenture and Other Indentures.) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the applicable Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. Each Issuer has or will appoint, as applicable, their respective Trustees as Security Registrars under each Indenture. (Section 305 of the BN Indenture, and Section 3.5 of the BFI Senior Indenture and Other Indentures.)

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the Corporate Trust Office of the applicable Trustee(s) and the office or agency of the particular Issuer maintained for that purpose in Toronto, Canada (in the case of the BN Indenture, the BFI Indentures and the BFI II Indenture) or in Toronto, Canada or New York, New York (in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures), except that, at the option of the particular Issuer, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the applicable Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the applicable Security Register. (Sections 305, 307, and 1002 of the BN Indenture, and Sections 3.5, 3.7 and 11.2 of the BFI Senior Indenture and the Other Indentures.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307 of the BN Indenture, and Section 3.7 of the BFI Senior Indenture and Other Indentures.)

Registered Global Securities

The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 305 of the BN Indenture, and Section 3.5 of the BFI Senior Indenture and Other Indentures.)

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The specific terms of the depositary arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the particular Issuer if such Indenture Securities are offered and sold directly by the Issuer. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the particular Issuer or Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

No Registered Global Security may be exchanged in whole or in part for Indenture Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Registered Global Security or a nominee thereof unless (A) such Depositary (i) has notified the particular Issuer that it is unwilling or unable to continue as Depositary for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depositary is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the particular Issuer determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the applicable Trustee(s) an Issuer order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the applicable Indenture. (Section 305 of the BN Indenture, and Section 3.5.2 of the BFI Senior Indenture and the Other Indentures.)

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Consolidation, Merger, Amalgamation and Sale of Assets

Pursuant to the BN Indenture, the Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the “BN Successor Corporation”) unless: (a) the Company and the BN Successor Corporation shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the BN Successor Corporation will have assumed all the covenants and obligations of the Company under the BN Indenture in respect of the Indenture Securities of every series issued thereunder, and (ii) the Indenture Securities of every series issued under the BN Indenture will be valid and binding obligations of the BN Successor Corporation entitling the Holders thereof, as against the BN Successor Corporation, to all the rights of Holders of Indenture Securities under the BN Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the BN Indenture. (Section 801 of the BN Indenture.)

Pursuant to the BFI Senior Indenture and the Other Indentures, neither the applicable Debt Issuer nor the Company (in each case for purposes of this description, a “Predecessor”) shall enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (in each case for purposes of this description, a “Successor”) unless: (a) the Predecessor and the Successor shall have executed, prior to or contemporaneously with the consummation of such transaction, such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor will have assumed all the covenants and obligations of the Predecessor under the applicable Indenture in respect of the Indenture Securities of every series issued thereunder, and in the case of the Company, its guarantee of the Indenture Securities and (ii) the Indenture Securities of every series issued by the Predecessor will be valid and binding obligations of the Successor, entitling the Holders thereof, as against the Successor, to all the rights of Holders of Indenture Securities under the applicable Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of applicable Indenture Securities of each and every series or to the rights and powers of the applicable Trustee(s) under the applicable Indenture; provided, however, that such restrictions are not applicable to any sale or transfer by the applicable Debt Issuer or the Company to any one or more of their subsidiaries. (Section 9.1 of the BFI Senior Indenture and the Other Indentures.)

Events of Default

Unless otherwise indicated in any Prospectus Supplement, each Indenture provides that the following will constitute an Event of Default under such Indenture (except subsection (f) below which is not an Event of Default under the BN Indenture and subsection (g) below which is not an Event of Default under the Other Indentures) with respect to Indenture Securities of any series issued by the Company and each Debt Issuer: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c)  other than with respect to the US LLC Indenture, default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure of any Debt Issuer and/or the Company to perform, as applicable, any other covenant in the relevant Indenture (other than a covenant included in such indentures solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the respective Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the relevant Indenture; (f) the Company’s guarantee of all obligations related to that series shall, for any reason, cease to be, or the Company shall assert in writing to the relevant Trustee or the Holders thereof that such guarantee is not in full force and effect and enforceable against the Company in accordance with its terms; (g) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of the Company’s Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the applicable Indenture shall be deemed to be waived without further action on the part of the applicable Trustee(s) or the Holders; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company and/or the Debt Issuers; and (i) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501 of the BN Indenture, and Section 6.1 of the BFI Senior Indenture and the Other Indentures.)

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If an Event of Default (other than an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting the Company and any Debt Issuer, and the Company in its capacity as guarantor under the applicable Indenture of each Debt Issuer) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing either the applicable Trustee(s) or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the applicable Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default related to certain events of bankruptcy, insolvency or reorganization affecting any Issuer occurs with respect to the Indenture Securities of any series at the time outstanding, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502 of the BN Indenture, Section 6.2 of the BFI Senior Indenture and the Other Indentures.) For information as to waiver of defaults, see “— Modification and Waiver”.

Each Indenture provides that the applicable Trustee(s) will be under no obligation to exercise any of its rights or powers under the applicable Indenture (or, in the case of the BFI Senior Indenture and the Other Indentures, commence or continue any act, action or proceeding for enforcing any rights of the Trustee(s)) at the request or direction of any of the applicable Holders, unless such Holders shall have offered to such Trustee(s) indemnity satisfactory to such Trustee(s) (or, in the case of the BFI Senior Indenture and the Other Indentures, sufficient funds to commence or continue compliance with such request and an indemnity to protect the Trustee(s) against losses suffered in compliance with such request). (Section 603 of the BN Indenture, Section 7.5 of the BFI Senior Indenture and the Other Indentures.) Subject to such provisions for the indemnification of the particular Trustee(s), the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series issued under the applicable Indenture will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee(s) or exercising any trust or power conferred on such Trustee(s) with respect to the Indenture Securities of that series. (Section 512 of the BN Indenture and Section 6.12 of the BFI Senior Indenture and the Other Indentures.)

No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the particular Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee(s) written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, or in the case of the Other Indentures, indemnity reasonably satisfactory to each Trustee, to the applicable Trustee(s) to institute such proceeding as trustee, and (iii) the applicable Trustee(s) has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507 of the BN Indenture, Section 6.7 of the BFI Senior Indenture and the Other Indentures.) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508 of the BN Indenture, Section 6.8 of the BFI Senior Indenture and the Other Indentures.)

The Company and each Debt Issuer are each required to furnish to their respective Trustees an annual and a quarterly statement by certain of its officers as to whether or not each Issuer, as applicable, to their best knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults and the nature and status thereof. (Section 1004 of the BN Indenture, and Section 11.4 of the BFI Senior Indenture and Other Indentures.) In addition, the US LLC Issuer, the AUS Issuer and the UK Issuer are or will be required to deliver an annual compliance certificate as required under the Trust Indenture Act. (Section 11.4(d) of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures.)

Defeasance

Each Indenture provides that, at the option of the applicable Issuer, the Issuer and, in the case of the BFI Senior Indenture and the Other Indentures, the Company will be discharged from any and all obligations in respect of any Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on such Outstanding Securities (“Defeasance”). Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Defeasance. The Issuer may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance (as defined below) option described in the following paragraph if the Issuer meets the conditions precedent at the time the Issuer exercises the Defeasance option.

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Each Indenture provides that, at the option of the Issuer, unless and until the Issuer has exercised its Defeasance option described in the preceding paragraph, the Issuer may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the applicable Trustee(s), in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities of the Issuer (“Covenant Defeasance”). In the event the Issuer exercises its Covenant Defeasance option, the obligations under the applicable Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if certain customary conditions precedent are satisfied, including, among other things, confirmation that Holders will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance. (Article Thirteen of the BN Indenture, Article Fourteen of the BFI Senior Indenture and the Other Indentures.)

Modification and Waiver

Modifications and amendments of an Indenture may be made by the Company, the Issuer (if other than the Company) and the applicable Trustee(s) with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the currency (or, with respect to the BN Indenture and the BFI Senior Indenture, the place) of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the particular Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the particular Indenture or for waiver of certain defaults, (h) modify any provisions of the particular Indenture relating to the modification and amendment of such Indenture or the waiver of past defaults or covenants, except as otherwise specified, (i) in the case of the BFI Subordinated Indenture, modify the provisions of the indenture relating to subordination in a manner that adversely affects the rights of Holders of Indenture Securities, or (j) other than with respect to the US LLC Indenture, following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902 of the BN Indenture and Section 10.2 of the BFI Senior Indenture and Other Indentures.) In the case of Other Indentures, no such modification or waiver may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the dates or times fixed for redemption thereof, or (b) release the Company from its Guarantee under the Other Indentures.

Each Indenture provides that the Company or the Issuer (if other than the Company) may modify and amend such Indenture without the consent of any holder of Indenture Securities for any of the following purposes: (a) to evidence the succession of another person to the Issuer or the Company, as applicable, and the assumption by any such successor of the covenants of the Issuer or the Company, as applicable, under such Indenture and in the Indenture Securities; (b) in the case of the Other Indentures, to evidence the addition of a co-obligor or guarantor in respect of any or all series of the Indenture Securities under the Other Indentures, as may be permitted in accordance with the terms of such Indenture Securities; (c) to add to the covenants of the Debt Issuer or the Company, as applicable, for the benefit of the holders of any series of Indenture Securities (and if such covenants are to be for the benefit of less than all series of Indenture Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power (but not, in the case of the Other Indentures, any obligation, except any obligation concomitant to such right or power) in such Indenture conferred upon the Debt Issuer or the Company, as applicable; (d) to add any additional Events of Default for the benefit of the holders of all or any series of Indenture Securities (and if such additional Events of Default are to be for the benefit of less than all series of Indenture Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); (e) to add to, change or eliminate any of the provisions of such Indenture in respect of one or more series of Indenture Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Indenture Security of any series created prior to the execution of the applicable supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such Indenture Security with respect to such provision or (ii) shall become effective only when there is no such Indenture Security outstanding; (f) to secure the Indenture Securities pursuant to the requirements of any provision in such Indenture or any indenture supplemental thereto or otherwise; (g) to establish the form or terms of Indenture Securities of any series as permitted under the Indenture and, in the case of the BFI Senior Indenture and the Other Indentures, if required, to provide for the appointment of a co-trustee, and in the case of Other Indentures, to provide for the appointment of other agents; (h) to evidence and provide for the acceptance of appointment under such Indenture by a successor trustee with respect to the Indenture Securities of one or more series and to add to or change any of the provisions in such Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee (or other agents, in the case of Other Indentures), pursuant to the requirements of such Indenture; (i) to add to or change any of the provisions of such Indenture to such extent as shall be necessary to permit or facilitate the issuance of Indenture Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Indenture Securities in uncertificated form; (j) in the case of the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures, to comply with any requirements of the Trust Indenture Legislation including without limitation in connection with qualifying, or maintaining the qualification of, the US LLC Indenture, the AUS Issuer Indenture or the UK Issuer Indentures, as applicable, under the Trust Indenture Act; or (k) to cure any ambiguity, to correct or supplement any provision in such Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect, in the case of the BFI Senior Indenture and the Other Indentures, in any material respect, the interests of the holders of Indentures Securities of any series. (Section 901 of the BN Indenture and Section 10.1 of the BFI Senior Indenture and the Other Indentures.)

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The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Issuer with certain restrictive provisions of the particular Indenture. (Section 1009 of the BN Indenture, Section 11.10 of the BFI Senior Indenture and Section 11.6 of the Other Indentures.) Subject to certain rights of the particular Trustee, as provided in the applicable Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities issued under such Indenture, on behalf of all holders of Outstanding Securities of such series, may waive any past default under such Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of such Indenture which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513 of the BN Indenture, Section 6.13 of the BFI Senior Indenture and the Other Indentures.)

Consent to Jurisdiction and Service under BN Indenture

The BN Indenture provides that the Company irrevocably appoints CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the BN Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Consent to Jurisdiction and Service under the BFI Senior Indenture and the Other Indentures

The BFI Senior Indenture and the Other Indentures provide, or will provide, that the Debt Issuers and the Company irrevocably appoint Brookfield Asset Management LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023, as their agent for service of process in any suit, action or proceeding arising out of or relating to the relevant Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments against the Company

Since a substantial portion of the Company’s assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

The Company has been informed by counsel that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of any of the Indentures and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those statutes or to an order or regulation made by the Governor in Council under the Special Economic Measures Act (Canada) or the United Nations Act (Canada) in respect of certain activities or measures referred to in those statutes; (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within the applicable limitation period; and (v) the courts of the Province of Ontario have not decided to stay or decline to hear an action on such judgment because there is another subsisting judgment in any jurisdiction relating to the same cause of action. The Company has been advised by counsel that the enforcement of any such judgment may also be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and an Ontario court will render judgment only in Canadian dollars. Furthermore, an Ontario court would disallow the payment of interest, fees and commissions at rates which in the aggregate are deemed to constitute a criminal rate of interest pursuant to the Criminal Code (Canada). The Company has been advised by counsel that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

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Governing Law

The Indentures, Indenture Securities and the rights, powers, duties or responsibility of Computershare U.S. will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the remaining Trustees (including Computershare Canada), which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113 of the BN Indenture and Section 1.13 of the BFI Senior Indenture and the Other Indentures.)

The Trustees

Computershare Canada is currently, or is expected to be, the BN Trustee, the BFI Trustee, the BFI II Trustee and the Canadian trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures. Computershare U.S. is currently, or is expected to be, the U.S. trustee under the US LLC Indenture, the AUS Issuer Indenture and the UK Issuer Indentures. None of the Trustees make any representation or warranty as to the accuracy or validity of the information contained herein.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to each Indenture for the full definition of each such term, as well as any other terms used herein for which no definition is provided (Section 101 of the BN Indenture and Section 1.1 of the BFI Senior Indenture and the Other Indentures, as applicable).

“affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control”, when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person, and, in the case of the BFI Senior Indenture and Other Indentures including units of such Person.

“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

“Consolidated Net Worth” of any Person means, with respect to the BN Indenture and the BFI Senior Indenture, the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that with respect to the BN Indenture, adjustments following the date of the BN Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

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“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

“Deferred Credits” means, with respect to the BN Indenture and the BFI Senior Indenture, the deferred credits of the Company (or, in the case of the BFI Senior Indenture, any Person) and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

“Government Obligation” means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act, or, in the case of the BFI Senior Indenture and the Other Indentures, as defined in the Bank Act (Canada)), as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Holder” means a Person in whose name a Security is registered in the applicable Security Register.

“Interest Rate or Currency Protection Agreement” of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

“Qualifying Subordinated Debt” means, with respect to the BN Indenture and the BFI Senior Indenture, Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

“Stated Maturity”, when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.

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“Trust Indenture Legislation” means, at any time, (i) the provisions of the Business Corporations Act (Ontario) and regulations thereunder as amended or re-enacted from time to time, (ii) the provisions of any other statute of Canada or any province thereof and any regulations thereunder and (iii) the Trust Indenture Act and regulations thereunder, but, in the case of (i) the BN Indenture and the BFI Senior Indenture, only to the extent applicable under Rule 4d-9 under the Trust Indenture Act and (ii) the BFI Subordinated Indenture and the BFI II Indenture, only to the extent applicable to that indenture, in each case relating to trust indentures and to the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures.

PLAN OF DISTRIBUTION

The Issuers may sell Securities and the Selling Shareholders may sell Class A Shares to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices. If offered on a non-fixed price basis, including sales of Class A Shares in transactions that are deemed to be ATM Distributions, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to the Issuers and/or the Selling Shareholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. No Selling Shareholder may distribute Securities pursuant to an ATM Distribution.

In connection with the sale of Securities, underwriters may receive compensation from the Issuers, the Selling Shareholders and/or from purchasers of Securities for whom they may act as agents in the form of fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any such compensation received by them from the Issuers and/or the Selling Shareholders and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, (i) the names of any underwriters or agents, (ii) the purchase price or prices of the offered Securities, (iii) the initial offering price, (iv) in the case of offers and sales by the Selling Shareholders, the names of such Selling Shareholders and the number of and prices at which such Class A Shares are proposed to be sold by them, (v) the proceeds to the applicable Issuer and/or Selling Shareholder from the sale of the offered Securities, (vi) the underwriting discounts and commissions and (vii) any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

Under agreements which may be entered into by the Issuers, the Selling Shareholders, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Issuers and/or the Selling Shareholders against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Issuers or their subsidiaries and/or the Selling Shareholders in the ordinary course of business. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Issuers, the Issuers have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuers of expenses incurred or paid by a director, officer or controlling person of the Issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Unless otherwise specified in a Prospectus Supplement, each series or class of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series or class of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

In connection with any offering of Securities, other than an ATM Distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No agent of an ATM Distribution, and no person or company acting jointly or in concert with an agent of an ATM Distribution, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed pursuant to the ATM Distribution, including selling an aggregate number or principal amount of such securities that would result in the agent creating an over-allocation position in the Securities.

SELLING SHAREHOLDERS

Overview

This Prospectus also relates to offerings by the Selling Shareholders upon exercise of demand rights or piggyback rights under the Registration Rights Agreement (as defined below). The terms under which the Class A Shares will be offered and sold by any Selling Shareholder will be described in the applicable Prospectus Supplement. The Prospectus Supplement for any distribution of Class A Shares by any Selling Shareholder will include, without limitation, where applicable: (i) the number of Class A Shares owned, controlled or directed by the Selling Shareholder; (ii) the number of Class A Shares being distributed for the account of the Selling Shareholder; (iii) the number of Class A Shares to be owned, controlled or directed by the Selling Shareholder after the offering and the percentage that number represents of the total number of outstanding Class A Shares; (iv) whether the Class A Shares being sold are owned by the Selling Shareholder both of record and beneficially, of record only or beneficially only; (v) if the Selling Shareholder acquired the Class A Shares within two years preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Shareholder acquired the Class A Shares; and (vi) if the Selling Shareholder acquired the Class A Shares being distributed in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per share basis.

The Selling Shareholders may also sell Class A Shares other than pursuant to this Prospectus. The Company cannot predict when or in what amounts the Selling Shareholders may sell any of the Class A Shares qualified for distribution by this Prospectus.

Oaktree Mergers

On March 13, 2019, the Company and Oaktree Capital Group, LLC (“Oaktree”), among others, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, certain mergers involving Oaktree, certain affiliates of Oaktree and a subsidiary of the Company were completed on September 30, 2019 (the “Oaktree Mergers”).

Upon closing of the proposed transaction to acquire the remaining common equity interests in the Oaktree business, we expect that the Exchange Agreement and Registration Rights Agreement (each as defined below) will terminate and the Selling Shareholders will no longer offer and sell Class A Shares pursuant to this Prospectus. See “Summary — Recent Developments”.

Exchange Agreement

The Company, Oaktree, OCGH and the Selling Shareholders, among others, are parties to a Fifth Amended and Restated Exchange Agreement (as amended, the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, holders of OCGH units have the right to exchange from time to time their OCGH units for various forms of consideration at the election of the Company, including cash and Class A Shares.

Exchanges can be initiated only during open periods, which are during the first 60 days of each applicable calendar year. During the first open period that commenced January 1, 2020, the exchange consideration consisted only of cash. On January 1, 2021, certain holders of OCGH units became eligible to participate in an exchange (subject to certain vesting schedules); however the form of consideration in 2021 was limited to cash. All holders of OCGH units became eligible to participate in exchanges beginning on January 1, 2022 and in subsequent years thereafter. The consideration for the 2022, 2023, 2024 and 2025 open periods was paid entirely in cash.

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Following the eighth anniversary of the closing date of the Oaktree Mergers, we can discontinue the exchange rights in the Exchange Agreement on 36 months’ notice. As a result, the earliest the exchange rights can be terminated is the eleventh anniversary of the closing date of the Oaktree Mergers, or September 30, 2030.

Registration Rights Agreement

On September 30, 2019, in connection with the Oaktree Mergers, the Company, OCGH and the Selling Shareholders entered into a registration rights agreement (the “Registration Rights Agreement”) in respect of the resale of Class A Shares held by the Selling Shareholders that constitute Registrable Securities (as defined below) and issuable upon exchange of OCGH units pursuant to the Exchange Agreement, subject to certain qualifications (including without limitation certain agreed upon blackout periods). The following description of certain provisions of the Registration Rights Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

“Registrable Securities” means Class A Shares issued in an exchange to a Selling Shareholder, and any equity securities of the Company issued or issuable with regard to such Class A Shares by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization, in each case, unless and until (i) such Class A Shares are freely tradeable without volume or other limitation under Rule 144 of the Securities Act and (ii) such Selling Shareholder, together with all of his, her or its affiliates, owns less than 1% of the outstanding Class A Shares.

The Registration Rights Agreement provides a Selling Shareholder owning, together with his, her or its affiliates, more than 1% of the outstanding Class A Shares with the right (the “Demand Registration Right”) to require the Company to qualify the distribution of 1% or more of the outstanding Registrable Securities held by such Selling Shareholder and his, her or its affiliates in an underwritten offering (a “Demand Distribution”). The Selling Shareholders are entitled to request one Demand Distribution, in the aggregate, during any 12-month period.

The Registration Rights Agreement also provides the Selling Shareholders with the right (the “Piggyback Registration Right”) to require the Company to include Registrable Securities in any future public distribution of Class A Shares in Canada or the United States undertaken by the Company (a “Distribution”). The Company shall include in a Distribution all of the Registrable Securities the Selling Shareholders request to be included therein pursuant to the Piggyback Registration Right; provided, however, that if the Distribution occurs by way of an underwritten offering and the managing underwriter(s) advises the Company that, in their opinion, the total number of Class A Shares to be included in such Distribution should be limited for certain prescribed reasons, the Class A Shares to be included in the Distribution shall first be registered for the account of the Company.

In connection with an underwritten offering, the Company will agree to refrain from issuing any equity securities of the Company for a period of up to 60 days, subject to customary exceptions. The Company will generally be responsible for all reasonable expenses under the Registration Rights Agreement, excluding any underwriting discounts or commissions on any Registrable Securities sold by a Selling Shareholder.

The Registration Rights Agreement contains customary reciprocal indemnification provisions and will terminate one year following the last day of the final open period as described above under the heading “Exchange Agreement”.

The Registration Statement of which this Prospectus forms a part has been filed to provide solely for offerings by the Selling Shareholders upon exercise of the Demand Registration Right or Piggyback Registration Right.

EXEMPTIVE RELIEF

Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 — Continuous Disclosure Obligations, NI 41-101 and Ontario Securities Commission Rule 56-501 — Restricted Shares (collectively, the “restricted security provisions”), including the requirements to refer to the Class A Shares and the Class B Shares using a prescribed restricted security term. The Class A Shares and Class B Shares may qualify as “restricted securities” under the restricted security provisions because the Company’s constating documents contain provisions that restrict the voting rights of such securities in any election of the board of directors of the Company. See “Description of the Class A Shares”.

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LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys LLP in Toronto, Ontario, and New York, New York.

EXPERTS

The financial statements of the Brookfield Corporation as of December 31, 2024 and 2023, and for each of the two years in the periods ended December 31, 2024, incorporated by reference in this Prospectus, and the effectiveness of Brookfield Corporation’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

Deloitte LLP is independent with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

EXPENSES

The following are the estimated expenses of the offering of the Securities being registered under the Registration Statement, all of which has been or will be paid by us.

SEC registration fee		$552,400	†
Exchange listing fees		*
Blue sky fees and expenses		*
Trustee & transfer agent fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

†	Includes $147,600 of registration fees that were carried forward from a prior registration statement.
*	The applicable Prospectus Supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the Commission as part of the Registration Statement: (1) for purposes of Form F-10: the documents referred to under “Documents Incorporated by Reference”; the consent of Deloitte LLP; powers of attorney; the BN Indenture, the BFI Indentures, the US LLC Indenture, the BFI II Indenture, the UK Issuer Indentures and the form of the AUS Issuer Indenture; and (2) for purposes of Form F-3: the underwriting agreement(s) in respect of offerings hereunder; the certificate of formation and limited liability company agreement of the US Pref Issuer, the US LLC Indenture, the UK Issuer Indentures and the form of the AUS Issuer Indenture; other forms of debt instruments of the US LLC Issuer, the AUS Issuer and the UK Issuer; the consent of Deloitte LLP; the opinions and consents of Torys LLP, Herbert Smith Freehills Kramer LLP and King & Wood Mallesons; a list of subsidiary issuers and guarantors; powers of attorney; and the Statements of Eligibility of Computershare Trust Company, N.A., as U.S. trustee, on Form T-1 and (3) the SEC filing fee exhibit.

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WELL-KNOWN SEASONED ISSUER

This Prospectus constitutes a “WKSI base shelf prospectus” (as defined in NI 44-102) and has been filed under Part 9B of NI 44-102. Pursuant to Part 9B of NI 44-102, certain “eligible issuers” that are “well-known seasoned issuers” and certain other “eligible issuers” are permitted to file a WKSI base shelf prospectus and, subject to the satisfaction of certain conditions, a receipt will be deemed to be issued by the applicable securities regulatory authorities for such WKSI base shelf prospectus immediately upon filing, without review by such applicable securities regulatory authorities or the requirement to file and obtain a receipt for a preliminary short form base shelf prospectus. WKSI base shelf prospectuses are also exempt from certain disclosure requirements under NI 44-102 that would otherwise apply to a final short form base shelf prospectus. The Company, which is the parent issuer of each of BFI, the US LLC Issuer, BFI II, the AUS Issuer, the UK Issuer, the US Pref Issuer, BFI IV and BFI V, has determined that it qualifies as a “well-known seasoned issuer” pursuant to NI 44-102 because, as of December 15, 2025, it had “qualifying public equity” as defined in NI 44-102 of approximately C$135,602,519,460.

By virtue of the Company’s full and unconditional credit support for the Debt Securities, the Canadian Preference Shares and the US Preferred Shares, each of the Debt Issuers and Pref Issuers has determined that it is eligible to rely on Part 9B of NI 44-102 to file this Prospectus in respect of non-convertible securities other than equity securities. Each of BFI and BFI II has also determined that it qualifies as a “well-known seasoned issuer” because, as of December 15, 2025, (i) BFI had “qualifying public debt” as defined in NI 44-102 of approximately C$4,475,250,000 (US$3,250,000,000 converted to C$ at the Bank of Canada daily exchange rate of $1.00 = C$1.377 on December 15, 2025) and (ii) BFI II had “qualifying public debt” as defined in NI 44-102 of C$1,000,000,000.

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Brookfield Finance Inc.

US$600,000,000 5.650% Notes due September 23, 2031

Prospectus Supplement

September 21, 2026

Joint Book-Running Managers

Deutsche Bank Securities	BofA Securities	Mizuho	MUFG

Co-Managers

Brookfield Capital Solutions

Bradesco BBI	BNP PARIBAS	Credit Agricole CIB	Desjardins Capital Markets	Itaú BBA

National Bank of Canada Capital Markets	Natixis	Santander	SOCIETE GENERALE	SMBC Nikko